1

DIVIDENDS
9
PAID
CONTINUOUSLY
SINCE
4

ONE OF TWELVE ORIGINAL
DOW JONES INDUSTRIAL
AVERAGE
COMPANIES OF
1

STRENGTH IN NUMBERS

4
YEARS
9
7
OF
SERVICE
6

THE LACLEDE GROUP

NYSE SYMBOL: LG The Laclede Group, Inc. is an exempt public utility holding company committed to providing reliable natural gas service through its regulated core utility operations while developing a presence in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary — Laclede Gas Company — is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial, and industrial customers in St. Louis and surrounding counties of eastern Missouri. Its primary non-regulated activities include SM&P Utility Resources, Inc., a major underground facilities locating and marking service business, headquartered in Carmel, Indiana, and Laclede Energy Resources, Inc., a natural gas marketer located in St. Louis, Missouri.

COMMON STOCK

20,981,165 shares outstanding as of 9/30/04 | Cash dividends paid since 1946 | Dividends currently $1.36 per share annually | Dividends typically payable first business day of January, April, July and October | Included in Standard & Poor's SmallCap 600 Index

FISCAL YEAR ENDS

September 30

ANALYSTS

A.G. Edwards & Sons, Daniel M. Fidell | Berenson and Company, Edward J. Tirello, Jr. | Edward Jones, Paul Franzen | Stifel, Nicolaus & Company, Inc., Selman Akyol

CORPORATE HISTORY

Founded in 1857 as The Laclede Gas Light Company | Became Laclede Gas Company in 1950 | The Laclede Group became parent company in 2001

E4RNINGS

%
THE LACLEDE GROUP'S EARNINGS INCREASED 4% IN 2004.

HIGHLIGHTS

	2004	2003
EARNINGS AND DIVIDENDS		
Net Income Applicable to Common Stock	$ 36,056,000	$ 34,585,000
Basic Earnings Per Share of Common Stock	$1.82	$1.82
Diluted Earnings Per Share of Common Stock	$1.82	$1.82
Dividends Per Share of Common Stock	$1.355	$1.34
OPERATING REVENUES		
Regulated Gas Distribution	$ 868,905,000	$ 774,772,000
Non-Regulated Services	104,239,000	100,168,000
Non-Regulated Gas Marketing	270,328,000	163,861,000
Non-Regulated Other	6,848,000	11,529,000
Total Operating Revenues	$1,250,320,000	$1,050,330,000
UTILITY SALES AND CUSTOMERS		
Therms Sold and Transported	1,123,987,000	1,126,338,000
Customers, End of Period	632,000	631,000
SHAREHOLDERS		
Common Shareholders of Record, End of Period	6,728	7,099
EMPLOYEES, END OF PERIOD		
Laclede Gas Company	1,921	1,944
SM&P Utility Resources, Inc.	1,521	1,174

CONTENTS

TO OUR SHAREHOLDERS AND EMPLOYEES

We, as a country, continue to focus on matters of corporate governance and transparent financial reporting to ensure that the investment community and others have clear, complete and reliable information. We, at Laclede, employ those same standards as an operating style in our business, particularly as they support the measured approach we take in the continual process of strengthening your Company. This letter provides me with the opportunity to reflect with you, our investors, on the achievements of the recently completed fiscal year.

Since the adoption of our overall strategic direction several years ago, specifically to strengthen our core natural gas distribution business while adding a growth component, much has been achieved, but many of our fundamental accomplishments are not readily apparent to those outside the daily operations of the Company. These include the introduction of a new business planning and performance monitoring system, a deliberate approach on matters of corporate governance, and ongoing work to control costs and improve productivity throughout all of our operating segments. During fiscal 2004, we continued to make Laclede better and stronger—here are some of the highlights.

EARNINGS: In fiscal 2004, earnings were $36.1 million, an increase of $1.5 million, or approximately 4%, over those reported for fiscal 2003. **THIS REPRESENTS THE SECOND CONSECUTIVE YEAR THAT YOUR COMPANY ACHIEVED OVERALL RECORD EARNINGS.** Earnings per share were $1.82 for both periods as a result of higher average shares outstanding this year, largely due to the successful sale of 1.725 million shares of common stock in May 2004. It is interesting to note that the majority of purchasers of this issuance were first-time buyers of Laclede Group common stock.

FINANCES: Financial capacity is vitally important in today's business environment, especially to a natural gas distribution company such as Laclede Gas Company, our core subsidiary. To improve liquidity and strengthen the Company's overall balance sheet, The Laclede Group issued new shares of common stock, as I mentioned, which provided approximately $45 million in new capital. Additionally, through Laclede Gas, $150 million in first mortgage bonds were sold last spring at favorable interest rates, the proceeds of which were used to pay down the utility's higher-interest long-term debt and to further

DIVIDEND GROWTH HISTORY (Per Share)
by Fiscal Year


2004
($1.355)
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
Dividends have grown more than 80% since 1984. (Per share data adjusted for stock split.) We have paid dividends continuously since 1946, and with an increase in calendar 2004, the current annual rate is $1.36 per share.
1984
($.75)



Douglas H. Yaeger
Chairman of the Board, President and Chief Executive Officer

reduce its short-term debt. Moreover, in September 2004, as part of our strategy to strengthen liquidity capacity, the utility negotiated an unprecedented five-year syndicated credit agreement to back up our short-term borrowing needs. This agreement replaced the previous arrangements that traditionally had to be negotiated and renewed annually. Through these efforts, your Company has significantly strengthened its balance sheet for the future.

DIVIDENDS: Improved earnings stability translated into a direct benefit to our shareholders, as your Company increased its quarterly cash dividend on Laclede Group common stock effective April 1, 2004. We are proud of the fact that the Company remains committed to the practice, begun by Laclede Gas decades ago, of consistently paying dividends to shareholders, which has continued since 1946.

GROWTH: DURING THE PAST YEAR, BOTH OF OUR PRIMARY NON-REGULATED SUBSIDIARIES CONTRIBUTED SIGNIFICANTLY, REPORTING GROWTH IN BOTH REVENUES AND EARNINGS. Laclede Energy Resources, our non-utility natural gas marketer, increased its revenues by approximately $106 million this year over fiscal 2003, contributing 15 cents per share to The Group's fiscal 2004 earnings. Meanwhile, SM&P Utility Resources, our underground facilities locating and marking business, secured additional work from existing customers and added a significant number of new customers to successfully turn its business around and regain profitability after sustaining a setback in fiscal 2003. It entered the new markets of Houston and San Antonio, Texas, and significantly strengthened its footprint in Oklahoma and Wisconsin. SM&P's revenues increased by $4 million this year over fiscal 2003, contributing 3 cents per share to The Group's fiscal 2004 earnings.

CORE UTILITY BUSINESS: While it is important to The Laclede Group's overall success that our non-regulated ventures perform well, our core business remains that of the natural gas distribution utility. Laclede Gas Company, which has been in operation since 1857, is the largest natural gas distribution utility in Missouri, serving more than 630,000 customers in the Missouri portion of the St. Louis metropolitan area and in southeastern Missouri. During the past year, we have made great strides toward implementing our strategy of stabilizing and improving our utility business.

During August 2004, Laclede Gas reached new four-year collective bargaining agreements with Locals 5-6 and 5-194 of the Paper, Allied-Industrial Chemical and Energy Workers International Union. The negotiations were complex and difficult, and the final agreements were reached within two weeks after the expiration date of the previous contract. In the end the parties were able to successfully work through several major issues, including those related to wages and health care.

We benefited significantly in fiscal 2004 from the rate design implemented during November 2002 that is intended to mitigate the effects of weather volatility on the Company and its customers. However, the rate design does not completely eliminate Laclede Gas' vulnerability to warmer-than-normal weather. Weather in fiscal 2004 was 15% warmer than in fiscal 2003 and 14% warmer than normal. Overall, the core utility's earnings decreased by approximately 6% when compared to fiscal 2003.

While we have made, and continue to make, great strides in our efforts to address challenges within our natural gas distribution business through internal improvements and innovative rate structures, we also are working to address external challenges. The lack of a meaningful, comprehensive national energy policy focused on improving accessibility to on-shore and off-shore domestic natural gas reserves continues to cloud the future of supply and pricing. Coupled with the impact of natural disasters such as hurricanes, supplies remain tight, resulting in upward pricing pressure in the competitive national market for natural gas.

WHILE NEITHER LACLEDE GAS, NOR ANY OTHER DISTRIBUTION COMPANY, CAN DIRECTLY INFLUENCE THE NATIONAL MARKET FOR NATURAL GAS PRICING, WE HAVE TAKEN STEPS TO MODERATE THE IMPACT OF PRICE FLUCTUATIONS ON OUR CUSTOMERS. We strive for improved price stability through our gas supply risk management program whereby we utilize a variety of financial instruments to protect, or "hedge," approximately 70% of our normal annual natural gas purchases against significant price volatility in the unregulated wholesale gas market. Laclede Gas also hedges another way—through the use of our extensive physical storage facilities, which allows the utility to purchase gas during the summer when prices have historically been more favorable and to store it for future use. Simply put, we want what our customers want—an adequate supply of natural gas at reasonable prices, and we will continue to work directly and through industry groups to accomplish these objectives.

In addition to our efforts with regard to a more effective national energy policy, Laclede Gas continues to participate in the Missouri Energy Development Association (MEDA), a statewide organization that supports economic development through the maintenance of a strong and reliable statewide utility infrastructure. Although MEDA has been in existence for only a few years, it has already achieved some impressive results, such as helping to produce legislation allowing gas utilities in Missouri to adjust rates twice a year through an Infrastructure System Replacement Surcharge (ISRS) to recover the cost of installing facilities associated with safety-related and public improvement projects on a more timely basis. In fiscal 2004, the Missouri Public Service Commission

CORPORATE EXCELLENCE

LACLEDE WAS HONORED WITH THE NATIONAL FUEL FUND NETWORK'S 2004 CORPORATE EXCELLENCE AWARD FOR ASSISTING LOW-INCOME RESIDENTS FOR MORE THAN 20 YEARS THROUGH ITS DOLLAR-HELP PROGRAM, DEVELOPED BY THE LATE "SISTER PAT" KELLEY.

approved Laclede Gas' first ISRS adjustment, and the utility recently filed for a second ISRS adjustment. The surcharge allows Laclede Gas to offset mandated capital costs without the need to file a general rate case, thereby reducing its dependence on, and frequency of, rate case filings.

GOVERNANCE: Throughout our business, we remain committed to the highest standards of business ethics, including adherence to the spirit as well as the letter of the law. We have launched an internal "Doing What's Right" campaign to increase our employees' awareness and understanding of the Company Code of Business Conduct. This past year, we made the commitment to complete the vast majority of the internal work for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 by September 30, 2004, even though our compliance deadline was moved back to September 2005. As a result, many of our employees spent hours assessing risks, ensuring proper documentation of internal controls to mitigate those risks, and then testing the controls in place so that we could meet our goal a full year ahead of the mandated date.

In closing, I would be remiss if I did not mention that two individuals who have made extraordinary contributions to the Company will retire from our Board of Directors at the

January 2005 Annual Meeting of Shareholders under its mandatory retirement policy: Robert P. Stupp and Robert C. Jaudes.

BOB STUPP, CHAIRMAN OF STUPP BROS., INC., has served on Laclede's Board since December 1989. During his tenure, Bob has served on our Board's Investment Review, Capital Funds, Corporate Development/Finance, Compensation and Nominating Committees. He has acted as chair for the majority of these committees, most recently as chair of the Compensation Committee. He holds a Bachelor of Science degree in Civil Engineering from Washington University and received the Alumni Achievement Award in 1992 from that institution. Bob has been a senior executive officer at one of the Stupp Bros. companies since 1960 and has been a leader and active member in more than three dozen business and civic associations. I will miss his judgment, his common sense approach to business and his leadership.

BOB JAUDES, MY IMMEDIATE PREDECESSOR, has been associated with Laclede since he began working in the Engineering Department's Distribution System Design section in 1955, after graduating from Washington University with a Bachelor of Science degree in Chemical Engineering. Bob has had a long and successful career at Laclede Gas Company, retiring from the Company in January 1999 as Chairman, President and Chief Executive Officer. His experience and knowledge of the Company and the natural gas industry have been of immense help to me over the years.

I wish all the best to these two fine gentlemen in the years ahead.

At The Laclede Group, we remain focused on our customers, our shareholders, our employees and our community. We are proud of our past, and we continue to look forward to our future.

On behalf of the Board of Directors,

Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer
December 2004



VOLATILITY HEDGE

LACLEDE GAS PROTECTS, OR "HEDGES," APPROXIMATELY 70% OF ITS NORMAL ANNUAL NATURAL GAS PURCHASES TO PROTECT ITS CUSTOMERS AGAINST SIGNIFICANT PRICE VOLATILITY IN THE UNREGULATED WHOLESALE GAS MARKET.

FISCAL 2004 IN REVIEW

FINANCIAL RESULTS

Fiscal 2004 earnings were $36.1 million, an increase of $1.5 million, or approximately 4%, over fiscal 2003 earnings. On a per share basis, earnings were $1.82 per share in both years ($36.1 million on 19.783 million average shares outstanding in fiscal 2004 and $34.6 million on 19.022 million average shares outstanding in fiscal 2003).

The majority of The Group's earnings came from its core regulated subsidiary, Laclede Gas Company, the largest natural gas distribution utility in Missouri. The utility had lower earnings this year, compared to last year, reflecting lower sales of natural gas due to warmer weather, increased operating expenses including a higher level of uncollectible accounts, and income recorded in fiscal 2003 specifically related to the utility's management of its annual gas supply costs for that year. Offsetting these factors, however, were an increase in earnings from off-system sales and capacity release and the receipt of non-operating benefits related to the Company's interest as a policyholder in the sale of a mutual insurance company. Importantly, heating season temperatures in Laclede Gas Company's service area during fiscal 2004 were 15% warmer than in fiscal 2003 and 14% warmer than normal. The warmer weather, however, did not impact the utility's earnings as significantly as it has historically due to the full-year effect of the utility's rate design implemented in November 2002 that lessens the impact of weather volatility on Laclede Gas and its customers.

Earnings from SM&P Utility Resources, The Group's subsidiary specializing in underground facilities locating and marking, improved significantly in fiscal 2004 compared with the prior year. SM&P's improvement reflects the return of a significant portion of business with two large customers as well as the attainment of new business in both existing and new markets. Laclede Energy Resources, The Group's non-utility gas marketing subsidiary, also produced good results in fiscal 2004 with a slight improvement in earnings over the previous year.

Therms sold and transported to on-system customers in fiscal 2004 were 950.7 million, a decrease of 83.8 million therms from last year. Off-system sales were 173.3 million therms, an increase of 81.5 million therms from last year. Overall, Laclede Gas delivered 1,124.0 million therms of gas in fiscal 2004 compared with 1,126.3 million therms in fiscal 2003.

MARKET AND BOOK VALUES (Per Share)
at September 30



$30.00
$20.00
$ 10.00
$0.00
Since fiscal 1999, Market Value has increased by more than 28%. Book Value has increased by more than 13%.
22.75
14.96
21.63
14.99
24.00
15.26
23.30
15.10
27.01
15.67
29.23
16.96
Market Value
Book Value
1999
2000
2001
2002
2003
2004

For a detailed discussion of our financial performance, see Management's Discussion and Analysis and Consolidated Financial Statements in the 10-K, which are published in the back of this Annual Report.

DIVIDENDS

In January 2004, the Board of Directors of The Laclede Group increased the quarterly dividend to $.34 per share of common stock, resulting in an annual dividend of $1.36 per share. The Company has paid dividends continuously since 1946.

The Laclede Group provides a dividend reinvestment plan for its common shareholders. Many shareholders have increased their investment in the Company by taking advantage of this plan. The inside back cover of this Annual Report provides more information about this plan.

CORPORATE GOVERNANCE

Previously, we detailed the various aspects of The Laclede Group's business practices and the controls employed to ensure that directors, officers, employees and representatives continually conduct themselves in accordance with The Group's consistently high ethical standards. We are constantly reviewing, refining and, as necessary, improving the business practices and the controls. Effective February 2004, we named a Chief Governance Officer to place governance responsibilities in a designated officer. The Group remains committed to the maintenance of an ethical business environment that is based on values that are rooted in compliance with the letter and spirit of applicable law and the highest ethical standards of honesty, integrity, transparency and fairness.

REGULATORY MATTERS

On March 1, 2004, Laclede Gas made an Infrastructure System Replacement Surcharge (ISRS) filing pursuant to legislation enacted in 2003 that, among other things, allows gas utilities in Missouri to adjust their rates twice per year to recover the depreciation, property taxes and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection

UTILITY THERMS SOLD AND TRANSPORTED
in Millions


1,200
1,000
800
600
400
200
0
In fiscal 2004, warmer-than-normal weather in our service area resulted in decreased system sendout, but we were able to take advantage of opportunities to significantly increase off-system sales.
56
188
251
531
119
188
233
495
45
182
284
608
139
174
245
502
92
196
261
577
173
192
234
525
1999
2000
2001
2002
2003
2004
Off System
Transportation
Residential
Commercial & Industrial (includes Interruptible)

with public improvement projects. On June 1, 2004, the Missouri Public Service Commission approved a Stipulation and Agreement between the utility and the Staff of the Commission that provided for a $3.56 million annual surcharge amount. On October 28, 2004, the utility made its second ISRS filing in which it is seeking to increase revenues by approximately an additional $1.6 million per year to recover these types of costs.

Last year, we reported that on November 5, 2003, the Cole County Circuit Court vacated the Commission's April 2003 decision to disallow approximately $4.9 million in pre-tax gains achieved by the utility in its former incentive-based Price Stabilization Program. The Commission appealed this decision to the Missouri Court of Appeals for the Western District on December 5, 2003. Although a decision is still pending on this appeal, the Company continues to believe that the Commission's order was unlawful and not supported by competent and substantial evidence on the record.

In 2003, the Missouri Western District Court of Appeals remanded to the Commission its decision in the utility's 1999 rate case relating to the proper method for calculating the utility's depreciation rates on the basis that the Commission had failed to adequately explain its decision. In September 2004, the Commission held formal hearings for the purpose of taking additional evidence on the depreciation issue. The Company expects the Commission to once again issue a ruling on the matter during fiscal 2005.

UTILITY GAS SUPPLY

Laclede Gas continues to structure its gas supply portfolio around a number of large natural gas suppliers with equity ownership or control of assets strategically situated to complement the utility's regionally diverse firm transportation arrangements.

Our fundamental gas supply strategy remains unchanged, to meet the two-fold objective of: (1) ensuring that the gas supplies we acquire are dependable and will be delivered when needed and, (2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring our natural gas supply portfolio, we continue to focus on natural gas assets that are strategically positioned to meet the utility's primary objectives. We utilize both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions.

DIVIDENDS AND EARNINGS (Per Share)
by Fiscal Year


$ 2.00
$ 1.50
$ 1.00
$ 0.50
$0
Fiscal 2004 earnings actually increased by 4% over fiscal 2003, but remained the same as last year on a per share basis as a result of higher average shares outstanding this year. Dividends were increased in 2004, and the annual dividend rate now is $1.36 per share.
1.34
1.43
1.34
1.37
1.34
1.61
1.34
1.18
1.34
1.82
1.355
1.82
Dividends
Earnings
1999
2000
2001
2002
2003
2004

1,124 MILLION THERMS

1,124 MILLION THERMS OF NATURAL GAS WERE DELIVERED BY LACLEDE GAS IN 2004.

630,0 CUSTOMER-FOCUSED

OUR CORE BUSINESS FOCUSES ON SERVING THE ENERGY NEEDS OF MORE THAN 630,000 NATURAL GAS CUSTOMERS.

In fiscal 2004, Laclede Gas purchased natural gas from 18 different suppliers to meet current gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to our utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 60.6 billion cubic feet (Bcf). The utility also holds firm transportation on several interstate pipeline systems that access our gas supplies upstream of MRT. An additional 9.2 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system, and 10.5 Bcf on the Southern Star Central Pipeline system. Some of our commercial and industrial customers continued to purchase their own gas and delivered to us approximately 19.2 Bcf for transportation to them through our distribution system.

The fiscal 2004 peak day sendout of natural gas to our utility customers occurred on January 30, 2004, when the average temperature was 6 degrees Fahrenheit. On that day, our customers consumed .996 Bcf of natural gas. Approximately three-fourths of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star transportation systems, and the remaining one-fourth was met from the utility's on-system storage and peak shaving resources.

UTILITY MARKETING

THE RESIDENTIAL MARKET remains our core segment and continues to develop at a strong pace, with the majority of activity occurring in the high-growth areas of St. Charles and Jefferson counties. This year, we added more than 6,400 new residential customer connections, an increase of approximately 10% over the previous year.

Laclede has continued to work diligently to develop strong relationships with area builders, developers and real estate agents in order to expand the use of natural gas equipment, such as gas fireplace logs, stoves and dryers, in addition to traditional space and water heating. Gas logs in particular have become a popular choice of many new home buyers and are often presented as a standard feature by builders as an added attraction. The installation of gas lighting at the entrance to subdivisions also is gaining in popularity as a means for builders to create a signature look.

While gas lighting provides ambiance and charm in residential areas, it also has been the trademark for the City of St. Charles' Historic District since the 1960s. In planning for the bicentennial celebration of the Lewis and Clark expedition, Laclede Gas worked closely with St. Charles City officials and the City's South Main Preservation Society to install 60 gas street lights along an expanded historic corridor. This was a natural extension of the 62 existing gas street lights already decorating the city's landscape. Mr. Archie Scott, President of the South Main Street Preservation Society, credits the gas lights for helping differentiate the St. Charles historic district and attracting shoppers for the merchants along Main Street.

Our utility marketing efforts have also focused on capturing new growth and energy conversion opportunities with emphasis on adding value to the service we provide our customers. Our success in this regard was recently recognized by the Southern Gas

Association, which honored Laclede Gas with the Association's 2004 Marketing Best Practices Award for our "Value Added Residential New Construction Joint Trench/Branch Service Initiative."

THESE "VALUE ADDED" SERVICES, which are popular with area builders, helped Laclede Gas increase its share of the upscale, attached single-family market, commonly known as "villas," by 10% last year and provided an additional source of revenue from other utilities that pay us to place their facilities in trenches alongside our pipe (joint trench). Our branch service program has fostered improved efficiency and reduced costs by allowing us to run one service line from the main and then branching off that single line to serve two neighboring homes, rather than running separate service lines from the main to each home.

OUR COMMERCIAL AND INDUSTRIAL MARKETS continue to grow steadily. New customer connections for this sector increased by approximately 36% this year, adding nearly 9.5 million therms of annual demand to our utility system. Construction of retail shopping centers in particular remains strong. Developments such as The Boulevard, Chesterfield Valley, Maplewood Commons and Southtown Shopping Center are helping to revitalize existing neighborhoods and stimulate the retail community. The food service industry maintains a significant presence within these retail developments and accounts for more than 20% of the new annual demand.

Laclede Gas complemented its steady growth in the commercial and industrial markets by doubling last year's number of targeted conversions from competing energy sources. Two of the larger conversions were America's Center convention facility and Hazelwood East High School, both converting from electricity.

NATURAL GAS SPECIALTY MARKETS are an area we continue to develop and support, utilizing our expertise in gas cooling, dehumidification, power generation and natural gas-fueled vehicles. Our skilled professional engineers provide the strategic review, analysis and design recommendations for the use of natural gas applications that satisfy the very technical operational and environmental requirements of our customers.

At The Boeing Company, a gas-fired, turbine-driven air compressor was installed for use in its polysonic wind tunnel. Waste heat from the turbine is used to prevent frost formation at the point of discharge of the compressed air that is needed to simulate supersonic speeds using scale model aircraft. The natural gas usage for this application is estimated at 1.3 million therms per year, the equivalent of about 1,200 homes.

The heightened concern over our country's continued dependence on imported oil and air quality issues has brought national attention to the success of Lambert-St. Louis International Airport's natural gas vehicle program. The Clean Vehicle Education Foundation and the Natural Gas Vehicle Coalition presented the airport with the 2004 "Natural Gas Vehicle Achievement Award" for its clean-air parking shuttle program. Located at Cypress Road and Highway 70, the "SuperPark" Long-Term Parking facility operates a fleet of 29 Ford E-Series natural gas-powered shuttle vans. These natural gas-fueled vans log more than 1.6 million miles annually, displacing more than 200,000 gallons

65% INCREASED REVENUES

LACLEDE ENERGY RESOURCES INCREASED REVENUES BY ABOUT 65% IN 2004.

of diesel fuel. The fuel cost differential during the first year of operation resulted in savings of approximately $175,000.

Laclede Gas continues its aggressive pursuit of the dehumidification market. Desiccant dehumidification provides superior humidity control and is being used successfully by major retail grocery chains, ice rinks, plastics, chemical and food and beverage market segments in the St. Louis area. In addition, this year marked the first installation of a desiccant dehumidification system serving a surgical unit at St. John's Mercy Medical Center, a major St. Louis area hospital. As medical professionals demand more stringent humidity control and colder space requirements for operating rooms, desiccant dehumidification units are emerging as an economical solution.

NON-REGULATED GAS MARKETING

The Laclede Group's subsidiary, Laclede Energy Resources (LER), is a non-regulated marketer of natural gas. LER manages many of its customers' natural gas needs and markets natural gas to both large retail and wholesale customers in the midwestern United States. The vast majority of LER's retail customers are large commercial and industrial customers located in the St. Louis metropolitan area. In addition, LER serves a number of large retail customers in Iowa, Illinois, Arkansas and Louisiana. LER offers its customers a variety of flexible pricing alternatives. LER generated slightly better results in

EXISTING CONTRACTS

M&P UTILITY RESOURCES RENEWED ALL OF ITS 16 EXISTING CONTRACTS UP FOR RENEWAL IN 2004, WHILE ADDING SEVERAL NEW CUSTOMERS AND SUBSTANTIALLY IMPROVING RESULTS.

fiscal 2004 than in the previous year. LER intends to continue to target both large retail and wholesale customers in the midwestern United States and identify those products and services that address the needs of its customers, while providing stronger margins for the benefit of The Group's shareholders.

NON-REGULATED SERVICES

The Laclede Group's other primary non-regulated subsidiary, SM&P Utility Resources (SM&P) is an Indiana-based firm that specializes in providing underground facilities locating and marking services. Fiscal 2004 was a turn-around year for SM&P in that growth from new customers and new business from existing customers returned SM&P to profitability. This year was substantially better than in fiscal 2003, when the loss of business from two large customers because of their own workforce management issues had resulted in an operating loss.

The growth experienced in 2004 occurred both in our existing service area and in new markets. SM&P's commitment to meeting the needs of its customers with high quality, reliable service enabled it to regain most of the work from the two large customers that it lost during fiscal 2003. Additionally, SM&P expanded into the Houston and San Antonio, Texas, markets, providing the capacity for additional growth in future years. Business expansion in markets where we currently operate has improved our results substantially.

The locating and marking industry is highly competitive, but our customers continue to choose SM&P. Sixteen customer contracts were up for renewal in 2004, and all 16 renewed with SM&P. Additionally, several new customers switched from competitors to SM&P.

One of the reasons for our success during the past year is that we continue to improve our business model and our execution. Quality is a major focus at SM&P. In fiscal 2004, we re-engineered our quality assurance processes, redefined roles and responsibilities, and instituted new results tracking and feedback loops. The results have been positive. Customers are experiencing fewer damages, higher reliability of service and lower costs. We also have invested in the technology necessary to improve the performance of our employees while providing our customers with faster response time and information availability.

We continue to enhance our measures and feedback tools, driving more accountability to individuals and supervisors, and to develop our supervisors in recognition of the fact that good leadership results in improved market performance. This accountability for personal behavior directly benefits employees (job security and safety), customers (timeliness and quality), communities (safety) and shareholders (financially).

CAPITAL INVESTMENT AND FINANCING

Capital expenditures in fiscal 2004 were $51.3 million, compared with $51.1 million in fiscal 2003. Laclede Gas Company invested about $37.6 million in the installation of mains and services, and $11.5 million for meters, trucks, construction equipment, and other general plant and property. SM&P Utility Resources invested about $1.7 million in equipment, and The Laclede Group's other affiliates invested about $.5 million.

On April 28, 2004, Laclede Gas Company issued $50 million of 5½% First Mortgage Bonds due May 1, 2019, and $100 million of 6% First Mortgage Bonds due May 1, 2034. The net proceeds were used to redeem $50 million of 6⅝% First Mortgage Bonds on June 15, 2004, to redeem $25 million of 8½% First Mortgage Bonds on November 15, 2004, to reduce short-term debt, and for other corporate purposes.

In May 2004, The Laclede Group issued 1.725 million shares of common stock. The proceeds of $44.7 million were flowed through to Laclede Gas Company, where they were used to reduce short-term borrowings and for other corporate purposes.

Laclede Gas Company's short-term borrowing requirements typically peak during the colder months, principally because we must pay for natural gas in advance of the receipt of payment from our customers for the consumption of that gas. In fiscal 2004, these short-term borrowing requirements peaked at $274.7 million and were met by sales of commercial paper supported by lines of credit with banks. In September 2004, Laclede Gas Company announced a new five-year $285 million revolving credit agreement with a syndicate of banks to replace an existing single-year agreement. This new multi-year agreement, along with a single-year bilateral agreement of $15 million with another bank, gives Laclede Gas a total short-term borrowing capability of $300 million for the current winter. Laclede Gas also announced an increase in its commercial paper program to $300 million to match the new credit agreements.

The above-described financing arrangements were well received in the marketplace and have strengthened The Group's balance sheet while ensuring significant liquidity over the next several years.

MANAGEMENT

At the Annual Meeting of Shareholders on January 29, 2004, Dr. Henry Givens, Jr., Ms. Mary Ann Van Lokeren and Mr. Douglas H. Yaeger were elected to three-year terms on the Board of Directors of The Laclede Group.

On January 29, 2004, the Board elected Mr. Richard A. Skau to the position of Vice President–Human Resources at Laclede Gas Company. Mr. Skau, 47, joined Laclede in 1985 and had previously been Assistant Vice President–Human Resources.

Also on January 29, 2004, the Board elected Ms. Mary C. Kullman to the newly created position of Chief Governance Officer and Corporate Secretary. Ms. Kullman, 44, joined Laclede in 1990 and had been Secretary and Associate General Counsel.

On April 28, 2004, the Company announced the appointment of Mr. Mark C. Darrell as General Counsel of The Laclede Group and of Laclede Gas Company. Mr. Darrell, 47, joins the Company with considerable legal experience in the utility industry, most recently as Assistant General Counsel of NiSource, Inc.

On September 10, 2004, the Company announced the appointment of Mr. David P. Abernathy as Vice President and Associate General Counsel of Laclede Gas Company. Mr. Abernathy, 43, had previously been chief legal officer for Missouri-American Water Company.

$1
7
5,
FUEL COST SAVINGS
0
0

A FLEET OF 29 NATURAL GAS-POWERED SHUTTLE VANS AT LAMBERT-ST. LOUIS INTERNATIONAL AIRPORT'S LONG-TERM PARKING FACILITIES LOGGED MORE THAN 1.6 MILLION MILES, DISPLACING MORE THAN 200,000 GALLONS OF DIESEL FUEL AND RESULTING IN FUEL COST SAVINGS OF $175,000.

CONSOLIDATED FINANCIAL DATA (Thousands, Except Per Share Amounts)

Fiscal Years Ended September 30	2004	2003	2002
Summary of Operations			
Operating Revenues:			
Regulated			
Gas distribution	$ 868,905	$ 774,772	$ 592,097
Non-Regulated			
Services	104,239	100,168	94,116
Gas marketing	270,328	163,861	64,798
Other	6,848	11,529	4,228
Total operating revenues	1,250,320	1,050,330	755,239
Operating Expenses:			
Regulated			
Natural and propane gas	575,691	483,742	340,045
Other operation expenses	121,596	118,550	106,027
Maintenance	18,705	18,759	17,813
Depreciation and amortization	22,385	22,229	24,215
Taxes, other than income taxes	60,077	56,102	48,342
Total regulated operating expenses	798,454	699,382	536,442
Non-Regulated			
Services	99,511	102,093	90,771
Gas marketing	265,394	159,105	64,042
Other	6,400	10,615	4,222
Total operating expenses	1,169,759	971,195	695,477
Operating Income	80,561	79,135	59,762
Allowance for Funds Used During Construction	(123)	(107)	(149)
Other Income and (Income Deductions) – Net	3,704	1,157	827
Interest Charges:			
Interest on long-term debt	22,010	20,169	20,820
Interest on long-term debt to unconsolidated affiliate trust	3,516	2,743	—
Other interest charges	3,234	3,974	4,989
Total interest charges	28,760	26,886	25,809
Income Before Income Taxes	55,382	53,299	34,631
Income Tax Expense	19,264	18,652	12,247
Net Income	36,118	34,647	22,384
Dividends on Redeemable Preferred Stock – Laclede Gas	62	62	68
Net Income Applicable to Common Stock	$ 36,056	$ 34,585	$ 22,316
Basic Earnings Per Share of Common Stock	$1.82	$1.82	$1.18
Diluted Earnings Per Share of Common Stock	$1.82	$1.82	$1.18
Dividends Declared – Common Stock	$ 27,183	$ 25,492	$ 25,311
Dividends Declared Per Share of Common Stock	$1.355	$1.34	$1.34
Utility Plant			
Gross Plant – End of Period	$1,070,522	$1,030,665	$ 988,747
Net Plant – End of Period	646,875	621,247	594,376
Construction Expenditures	49,130	49,926	48,765
Property Retirements	9,276	8,007	9,769
Goodwill – End of Period	$ 28,124	$ 28,124	$ 27,455
Other Property and Investments – End of Period	$ 46,082	$ 45,998	$ 46,986
Total Assets – End of Period	$1,265,295	$1,202,798	$1,090,990
Capitalization – End of Period			
Common Stock and Paid-In Capital	$ 137,039	$ 87,542	$ 83,588
Retained Earnings	220,483	211,610	202,517
Accumulated Other Comprehensive Income (Loss)	(1,607)	(80)	(339)
Treasury Stock	—	—	—
Common stock equity	355,915	299,072	285,766
Redeemable Preferred Stock – Laclede Gas	1,108	1,258	1,266
Long-Term Debt to Unconsolidated Affiliate Trust	46,400	46,400	—
Long-Term Debt – Laclede Gas	333,936	259,625	259,545
Total capitalization	$ 737,359	$ 606,355	$ 546,577
Shares of Common Stock Outstanding – End of Period	20,981	19,082	18,921
Book Value Per Share – End of Period	$16.96	$15.67	$15.10

2001	2000	1999	1998	1997	1996	1995	1994
$ 923,242	$ 529,250	$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917	$ 523,866
—	—	—	—	—	—	—	—
69,455	31,331	14,118	9,899	5,496	30,190	99	102
9,412	5,547	4,169	4,715	7,402	6,532	3,392	4,309
1,002,109	566,128	491,318	561,843	615,730	593,178	435,408	528,277
640,006	294,717	246,294	311,759	353,809	316,477	221,423	308,515
101,915	86,970	83,661	86,128	90,713	84,843	80,573	84,907
19,262	18,556	19,517	18,665	18,205	18,127	17,508	13,351
26,193	24,672	21,470	25,304	25,884	25,009	23,676	19,332
65,062	42,788	41,660	43,773	46,534	44,987	40,529	42,626
852,438	467,703	412,602	485,629	535,145	489,443	383,709	473,731
—	—	—	—	—	—	—	—
68,338	30,831	14,033	9,751	5,302	28,612	34	45
9,008	4,251	3,464	3,143	6,339	5,325	2,205	3,640
929,784	502,785	430,099	498,523	546,786	523,380	385,948	477,416
72,325	63,343	61,219	63,320	68,944	69,798	49,460	50,861
749	397	739	609	367	17	247	203
668	338	(942)	674	597	(647)	(150)	185
18,372	15,164	13,966	14,797	14,169	13,939	12,544	12,626
—	—	—	—	—	—	—	—
10,067	8,844	6,627	6,473	4,919	4,008	5,983	3,768
28,439	24,008	20,593	21,270	19,088	17,947	18,527	16,394
45,303	40,070	40,423	43,333	50,820	51,221	31,030	34,855
14,831	14,105	14,361	15,441	18,354	18,397	10,129	12,638
30,472	25,965	26,062	27,892	32,466	32,824	20,901	22,217
87	93	97	97	97	97	97	97
$ 30,385	$ 25,872	$ 25,965	$ 27,795	$ 32,369	$ 32,727	$ 20,804	$ 22,120
$1.61	$1.37	$1.43	$1.58	$1.84	$1.87	$1.27	$1.42
$1.61	$1.37	$1.43	$1.58	$1.84	$1.87	$1.27	$1.42
$ 25,296	$ 25,297	$ 24,459	$ 23,229	$ 22,825	$ 22,079	$ 20,538	$ 19,054
$1.34	$1.34	$1.34	$1.32	$1.30	$1.26	$1.24	$1.22
$ 949,775	$ 915,998	$ 872,527	$ 833,685	$ 792,661	$ 780,001	$ 745,629	$ 709,563
569,640	545,715	517,635	490,585	467,573	452,165	434,336	411,677
46,952	51,635	48,698	47,254	42,842	41,267	45,847	39,193
13,141	6,663	8,190	6,205	6,241	6,506	9,199	6,757
—	—	—	—	—	—	—	—
$ 32,893	$ 29,664	$ 27,866	$ 33,834	$ 29,724	$ 24,265	$ 22,744	$ 22,956
$ 975,910	$ 931,740	$ 837,664	$ 777,291	$ 726,568	$ 695,204	$ 642,534	$ 613,799
$ 106,590	$ 106,579	$ 106,570	$ 82,460	$ 80,628	$ 80,628	$ 77,686	$ 45,638
205,512	200,423	199,848	198,342	193,776	184,232	173,584	173,318
—	—	(77)	—	—	—	—	—
(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)
288,085	282,985	282,324	256,785	250,387	240,843	227,253	194,939
1,588	1,763	1,923	1,960	1,960	1,960	1,960	1,960
—	—	—	—	—	—	—	—
284,459	234,408	204,323	179,238	154,413	179,346	154,279	154,211
$ 574,132	$ 519,156	$ 488,570	$ 437,983	$ 406,760	$ 422,149	$ 383,492	$ 351,110
18,878	18,878	18,878	17,628	17,558	17,558	17,420	15,670
$15.26	$14.99	$14.96	$14.57	$14.26	$13.72	$13.05	$12.44

UTILITY STATISTICS

Fiscal Years Ended September 30	2004	2003	2002
Gas Distribution Operating Revenues (Thousands of Dollars):			
Residential	**$ 543,996**	$ 502,071	$ 387,594
Commercial and Industrial	**202,183**	188,688	142,259
Interruptible	**3,206**	2,744	1,769
Transportation	**14,523**	15,503	12,867
Off-System and Other Incentive	**99,152**	60,609	43,443
Exploration and Development	**—**	—	—
Provisions for Refunds and Other	**5,845**	5,157	4,165
Total utility operating revenues	**$ 868,905**	$ 774,772	$ 592,097
Therms Sold and Transported (Thousands):			
Residential	**524,895**	577,190	502,160
Commercial and Industrial	**229,138**	256,525	240,532
Interruptible	**4,581**	4,987	4,103
Transportation	**192,113**	195,884	174,354
System therms sold and transported	**950,727**	1,034,586	921,149
Off-System	**173,260**	91,752	139,305
Total therms sold and transported	**1,123,987**	1,126,338	1,060,454
Customers – End of Period:			
Residential	**591,547**	590,785	588,630
Commercial and Industrial	**40,417**	40,166	39,842
Interruptible	**16**	16	14
Transportation	**151**	154	152
Total customers	**632,131**	631,121	628,638
Average Use and Revenue (Based on Average Monthly Use):			
Use Per Customer – Therms:			
Residential, without heat	**308**	327	307
Residential, with heat	**879**	970	849
Revenue Per Customer:			
Residential, without heat	**$ 421.89**	$ 390.92	$ 334.56
Residential, with heat	**910.41**	842.72	654.68
Gas Statistics (Millions of Therms):			
Produced	**9.5**	10.3	.1
Natural Gas Purchased and Received for Transportation	**978.1**	1,059.5	949.5
Withdrawn from Storage	**236.5**	234.6	233.0
Total system receipts	**1,224.1**	1,304.4	1,182.6
Less:			
Used by Company	**.8**	.9	.6
Delivered to Storage	**245.6**	242.7	238.3
Unaccounted For	**27.0**	26.2	22.6
System therms sold and transported	**950.7**	1,034.6	921.1
Peak Day System Sendout	**10.0**	10.3	8.6
Mean Temperature (F) on Peak Day	**6°**	4°	18°
Estimated System Sendout on Zero Day	**11.0**	10.9	10.8
Degree Days	**4,102**	4,803	3,959

2001	2000	1999	1998	1997	1996	1995	1994
$ 619,090	$ 346,159	$ 324,115	$ 365,768	$ 395,250	$ 376,818	$ 302,770	$ 363,058
250,741	123,578	112,890	132,504	152,222	145,466	109,270	142,042
3,063	1,922	1,808	2,254	2,098	2,035	1,655	1,966
14,350	13,722	14,132	12,734	13,042	15,375	13,211	14,898
30,218	40,163	16,216	29,852	34,288	11,640	—	—
—	—	—	—	1,273	856	1,447	1,600
5,780	3,706	3,870	4,117	4,659	4,266	3,564	302
$ 923,242	$ 529,250	$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917	$ 523,866
607,835	495,494	530,919	560,732	606,327	642,367	541,781	610,858
280,435	228,311	245,138	259,205	296,222	309,477	256,905	289,168
3,895	4,428	5,643	5,838	5,718	5,766	5,692	5,760
181,454	187,866	188,580	190,811	176,622	186,400	173,735	164,318
1,073,619	916,099	970,280	1,016,586	1,084,889	1,144,010	978,113	1,070,104
45,041	119,053	55,655	104,763	126,149	33,101	—	—
1,118,660	1,035,152	1,025,935	1,121,349	1,211,038	1,177,111	978,113	1,070,104
584,269	586,783	582,719	577,224	572,794	569,818	566,421	559,225
39,264	39,419	39,041	38,519	37,985	37,735	37,409	36,684
15	14	13	15	16	16	16	14
152	154	155	149	142	130	129	124
623,700	626,370	621,928	615,907	610,937	607,699	603,975	596,047
348	316	329	332	356	372	323	353
1,028	843	910	969	1,055	1,124	957	1,090
$ 455.16	$ 316.63	$ 294.35	$ 313.79	$ 328.10	$ 312.04	$ 271.46	$ 289.85
1,044.98	587.51	554.53	630.64	685.82	657.59	533.45	646.37
10.3	.2	2.6	.3	7.5	7.9	.3	3.9
1,116.0	939.1	1,003.0	1,048.6	1,098.2	1,184.8	1,012.9	1,295.8
237.8	231.7	240.1	221.2	272.8	284.5	250.8	59.0
1,364.1	1,171.0	1,245.7	1,270.1	1,378.5	1,477.2	1,264.0	1,358.7
1.1	.7	.9	.9	1.2	1.3	1.0	.9
253.6	234.0	250.0	234.3	267.6	300.9	258.1	256.9
35.8	20.2	24.5	18.3	24.8	31.0	26.8	30.8
1,073.6	916.1	970.3	1,016.6	1,084.9	1,144.0	978.1	1,070.1
9.8	8.4	10.5	8.8	10.8	11.7	9.4	11.1
8°	21°	3°	14°	0°	-3°	12°	-1°
10.9	11.1	11.3	11.4	11.4	11.2	11.2	11.1
5,102	3,933	4,140	4,404	4,953	4,880	4,005	4,694

BOARD OF DIRECTORS

Arnold W. Donald
Chairman of the Board,
Merisant Company
Chicago, IL
Manufacturer of sweetener and consumer food products

Dr. Henry Givens, Jr.
President,
Harris-Stowe State College
St. Louis
Education

C. Ray Holman
Retired Chairman of the Board and Chief Executive Officer,
Mallinckrodt Group, Inc.
St. Louis
Health care and specialty products and other services

Robert C. Jaudes
Retired, Chairman of the Board
Laclede Gas Company

W. Stephen Maritz
Chairman of the Board and Chief Executive Officer,
Maritz, Inc.
St. Louis
Performance improvement, marketing research and travel services

William E. Nasser
Retired, Chairman of the Board, President and Chief Executive Officer
Petrolite Corporation
St. Louis
Manufacturer of specialty chemicals, primarily for the oil industry

Robert P. Stupp
Chairman,
Stupp Bros., Inc.
St. Louis
Fabricators of iron and steel

Mary Ann Van Lokeren
Chairman of the Board and Chief Executive Officer,
Krey Distributing Co.
St. Louis
Wholesaler of beverage products

Douglas H. Yaeger
Chairman of the Board, President and Chief Executive Officer,
The Laclede Group, Inc. and Laclede Gas Company

OFFICERS

THE LACLEDE GROUP

Douglas H. Yaeger
Chairman of the Board, President and Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

Mark C. Darrell
General Counsel

Ronald L. Krutzman
Treasurer and Assistant Secretary

Mary Caola Kullman
Chief Governance Officer and Corporate Secretary

LACLEDE ENERGY RESOURCES

Douglas H. Yaeger
President

Kenneth J. Neises
Vice President

Barry C. Cooper
Vice President

Ronald L. Krutzman
Treasurer and Assistant Secretary

Mary Caola Kullman
Secretary

LACLEDE GAS COMPANY

Douglas H. Yaeger
Chairman of the Board, President and Chief Executive Officer

Kenneth J. Neises
Executive Vice President
Energy and Administrative Services

Robert E. Shively
Senior Vice President
Business and Services Development

Barry C. Cooper
Chief Financial Officer

Mark C. Darrell
General Counsel

David P. Abernathy
Vice President
Associate General Counsel

Craig R. Hoeferlin
Vice President
Operations

Steven F. Mathews
Vice President
Gas Supply

Peter J. Palumbo, Jr.
Vice President
Industrial Relations

Michael C. Pendergast
Vice President
Associate General Counsel

Richard A. Skau
Vice President
Human Resources

Michael R. Spotanski
Vice President
Finance

Mark D. Waltermire
Vice President
Operations and Marketing

James A. Fallert
Controller

Ronald L. Krutzman
Treasurer and Assistant Secretary

Mary Caola Kullman
Secretary and Associate General Counsel

Benjamin O. McReynolds, Jr.
Assistant Vice President
Marketing and Customer Service

R. Lawrence Sherwin
Assistant Vice President
Regulatory Administration

Edward Sutton, Jr.
Assistant Vice President
Information Systems

Lynn D. Rawlings
Assistant Treasurer

SM&P UTILITY RESOURCES

Douglas H. Yaeger
Chief Executive Officer

Robert E. Shively
President

Tim C. Glasson
Senior Vice President
Operations

Gwen Kibbe
Vice President
Quality Management and Operations Compliance

Timothy M. Seelig
Vice President
Sales and Marketing

Anthony Sincere
Vice President
Business Development

Mary Caola Kullman
Secretary

James A. Muhl
Treasurer and Assistant Secretary

Ronald L. Krutzman
Assistant Treasurer

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM 10-K

ANNUAL REPORT

For the Fiscal Year Ended September 30, 2004

THE LACLEDE GROUP, INC.

LACLEDE GAS COMPANY

720 Olive Street, St. Louis, MO 63101

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended September 30, 2004
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to ________

Commission File Number	Exact Name of Registrant as Specified in its Charter and Principal Office Address and Telephone Number	States of Incorporation	I.R.S. Employer ID Number
1-16681	The Laclede Group, Inc. 720 Olive Street St. Louis, MO 63101 314-342-0500	Missouri	74-2976504
1-1822	Laclede Gas Company 720 Olive Street St. Louis, MO 63101 314-342-0500	Missouri	43-0368139

Securities registered pursuant to Section 12(b) of the Act (as of the date of this report)

Name of Registrant	Title of Each Class	Name of Each Exchange On which registered
The Laclede Group, Inc.	Common Stock $1.00 par value	New York Stock Exchange
The Laclede Group, Inc.	Preferred Share Purchase Rights	New York Stock Exchange
Laclede Gas Company	None	

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant:

(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report),

The Laclede Group, Inc.: Yes X No ____

Laclede Gas Company: Yes X No ____

(2) has been subject to such filing requirements for the past 90 days,

The Laclede Group, Inc.: Yes X No ____

Laclede Gas Company: Yes X No ____

and (3) is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):

The Laclede Group, Inc.:	Yes	X	No	
Laclede Gas Company:	Yes		No	X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

The aggregate market value of the voting stock held by non-affiliates of The Laclede Group, Inc. amounted to $544,209,089 as of March 31, 2004.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date:

Registrant	Description of Common Stock	Shares Outstanding At October 31, 2004
The Laclede Group, Inc.	Common Stock ($1.00 Par Value)	21,010,752
Laclede Gas Company	Common Stock ($1.00 Par Value)	100 *

* 100% owned by The Laclede Group, Inc.

Incorporated by Reference: Form 10-K Part III
Proxy Statement dated December 21, 2004**
Index to Exhibits is found on page 66.

**The information under the captions "Compensation Committee Report Regarding Executive Compensation," "Performance Graph" and "Audit Committee Report" of the Proxy Statement are NOT incorporated by reference.

TABLE OF CONTENTS

Note: Laclede Gas Company Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to Financial Statements, Management Report, and Report of Independent Registered Public Accounting Firm are included as Exhibit 99.1.

Part I

Item 1. Business

The Laclede Group, Inc. (Laclede Group or the Company) is an exempt public utility holding company formed through a corporate restructuring that became effective October 1, 2001. Laclede Group is committed to providing reliable natural gas service through its regulated core utility operations while developing a presence in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary--Laclede Gas Company (Laclede Gas or the Utility)--is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial, and industrial customers in St. Louis and surrounding counties of eastern Missouri. In January 2002, Laclede Group acquired SM&P Utility Resources, Inc. (SM&P), one of the nation's major underground locating and marking service businesses. SM&P, headquartered in Carmel, Indiana, is a wholly owned subsidiary of Laclede Group. Laclede Energy Resources, Inc. (LER), a wholly owned subsidiary, is engaged in non-regulated efforts to market natural gas and related activities. Other non-regulated subsidiaries provide less than 10% of revenues.

The Consolidated Financial Statements included in this report present the consolidated financial position, results of operations and cash flows of Laclede Group. The consolidated financial statements, notes to consolidated financial statements, and management's discussion and analysis for Laclede Gas are included in this report as Exhibit 99.1.

The following chart illustrates the organization structure of The Laclede Group, Inc. at September 30, 2004:

Organization Structure


The Laclede Group, Inc.
Laclede Gas Company
SM&P Utility Resources, Inc.
Laclede Investment LLC
Laclede Development Company
Laclede Pipeline Company
Laclede Energy Resources, Inc.
Laclede Venture Corp.
Laclede Gas Family Services, Inc.

Laclede Group common stock is listed on the New York Stock Exchange and trades under the ticker symbol "LG". Laclede Gas continues to pay dividends on all serial preferred stock issued.

The information we file or furnish to the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and their amendments, are available on our website, www.thelacledegroup.com, in the Investor Services section under SEC Filings as soon as reasonably practical after the information is filed or furnished to the SEC.

NATURAL GAS SUPPLY

Laclede Gas continues to structure its gas supply portfolio around a number of large natural gas suppliers with equity ownership or control of assets strategically situated to complement the Utility's regionally diverse firm transportation arrangements.

Laclede Gas' fundamental gas supply strategy remains unchanged, to meet the two-fold objective of: (1) ensuring that the gas supplies we acquire are dependable and will be delivered when needed and, (2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring our natural gas supply portfolio, we continue to focus on natural gas assets that are strategically positioned to meet the Utility's primary objectives. We utilize both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions.

In fiscal 2004, Laclede Gas purchased natural gas from 18 different suppliers to meet current gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to our Utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 60.6 billion cubic feet (Bcf). The Utility also holds firm transportation on several interstate pipeline systems that access our gas supplies upstream of MRT. An additional 9.2 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system, and 10.5 Bcf on the Southern Star Central Pipeline system. Some of our commercial and industrial customers continued to purchase their own gas and delivered to us approximately 19.2 Bcf for transportation to them through our distribution system.

The fiscal 2004 peak day sendout of natural gas to our Utility customers occurred on January 30, 2004, when the average temperature was 6 degrees Fahrenheit. On that day, our customers consumed .996 Bcf of natural gas. Approximately three-fourths of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star transportation systems, and the remaining one-fourth was met from the Utility's on-system storage and peak-shaving resources.

UNDERGROUND NATURAL GAS STORAGE

Laclede Gas has a contractual right to store approximately 23.1 Bcf of gas in MRT's storage facility located in Unionville, Louisiana. MRT's tariffs allow injections into storage from May 16 through November 15 and require the withdrawal from storage of all but 2.2 Bcf from November 16 through May 15.

In addition, Laclede Gas supplements flowing pipeline gas with natural gas withdrawn from its underground storage field located in St. Louis and St. Charles Counties. The field is designed to provide .357 Bcf of natural gas withdrawals on a peak day, and annual withdrawals of approximately 5.5 Bcf of gas based on the inventory level that Laclede plans to maintain.

PROPANE SUPPLY

Laclede Pipeline Company, a wholly owned subsidiary, operates a propane pipeline that connects the propane storage and vaporization facilities of Laclede Gas to third-party propane supply terminal facilities located in Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet peak demands on its distribution system.

REGULATORY MATTERS

On March 1, 2004, Laclede Gas made an Infrastructure System Replacement Surcharge (ISRS) filing with the Missouri Public Service Commission (MoPSC or Commission) that was designed to increase revenues by $3.86 million annually. This filing was made possible by legislation enacted in 2003 that, among other things, allows gas utilities to adjust their rates twice per year to recover the depreciation, property taxes and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On June 1, 2004, the MoPSC approved a Stipulation and Agreement between Laclede Gas and the Staff of the Commission that provided for a $3.56 million annual surcharge effective June 10, 2004. On October 28, 2004 Laclede Gas made its second ISRS filing in which it is seeking to increase revenues by approximately an additional $1.6 million per year to recover these types of costs.

Last year, we reported that on November 5, 2003, the Cole County Circuit Court vacated the Commission's April 2003 decision to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its former incentive-based Price Stabilization Program. The Commission appealed this decision to the Missouri Court of Appeals for the Western District on December 5, 2003. Although a decision is still pending on this appeal, the Utility continues to believe that the Commission's order was unlawful and not supported by competent and substantial evidence on the record.

In 2003, the Missouri Western District Court of Appeals remanded to the Commission its decision in the Utility's 1999 rate case relating to the proper method for calculating the Utility's depreciation rates on the basis that the Commission had failed to adequately explain its decision. In September 2004, the Commission held formal hearings for the purpose of taking additional evidence on the depreciation issue. Laclede Gas expects the Commission to once again issue a ruling on the matter during fiscal 2005.

OTHER PERTINENT MATTERS

In May 2004, Laclede Group issued 1.725 million shares of common stock through a public offering. The net proceeds of the offering were approximately $44.7 million. Also during fiscal 2004, Laclede Group issued 138,213 shares of common stock under its Dividend Reinvestment and Stock Purchase Plan and 35,550 shares of common stock under its Equity Incentive Plan. During fiscal 2003, 161,115 shares of common stock were issued under the Dividend Reinvestment and Stock Purchase Plan.

*****

The business of Laclede Gas is subject to a seasonal fluctuation with the peak period occurring in the winter season. The operations of SM&P tend to be counter-seasonal to those of Laclede Gas and are impacted by construction trends. SM&P's revenues are dependent on a limited number of customers, primarily in the utility and telecommunications sector, with contracts that may be terminated on as short as 30 days' notice.

*****

As of September 30, 2004, Laclede Gas had 1,921 employees, including 6 part-time employees. SM&P had 1,521 employees, including 7 part-time employees.

*****   *****   *****

<u>Regulated Operations:</u>

Laclede Gas had a labor agreement that expired July 31, 2004 with Locals 5-6 and 5-194 of the Paper, Allied-Industrial, Chemical & Energy Workers International Union, two locals that represent approximately 74% of Laclede Gas' employees. On August 16, 2004, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement. The new contract applies through July 31, 2008.

*****

The business of Laclede Gas has monopoly characteristics in that it is the only distributor of natural gas within its franchised service area. The principal competition is the local electric company. Other competitors in Laclede Gas' service area include suppliers of fuel oil, coal, propane in outlying areas, natural gas pipelines which can directly connect to large volume customers, and in a portion of downtown St. Louis, a district steam system. Laclede Gas has historically sold gas for househeating, certain other household uses, and commercial and industrial space heating at prices generally equal to or lower than prices charged for other sources of energy.

Laclede Gas' residential, commercial, and small industrial markets, representing more than 85% of the Utility's revenue, remain committed to natural gas. Given the current adequate level of supply, Laclede Gas believes that the relationship between competitive equipment and operating costs will not change significantly in the foreseeable future, and that these markets will continue to be supplied by natural gas.

Laclede Gas' competitive exposure is presently limited to space and water heating applications in the new multi-family and commercial rental markets. Certain alternative heating systems can be cost competitive in traditional markets, but the performance and reliability of natural gas systems has contained the growth of these alternatives. Coal is price competitive as a fuel source for very large boiler plant loads, but environmental requirements have forestalled any significant market inroads. Oil and propane can be used to fuel boiler loads and certain direct-fired process applications, but these fuels require on-site storage and vary widely in price throughout the year, thus limiting their competitiveness. In certain cases, district steam has been competitive with gas for downtown St. Louis area heating users.

Laclede Gas offers gas transportation service to its large user industrial and commercial customers. The tariff approved for that type of service produces a margin similar to that which Laclede Gas would have received under its regular sales rates. The availability of gas transportation service and favorable spot market prices for natural gas may even encourage these types of customers to maintain or expand operations in Laclede Gas' service area.

*****

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. For a detailed discussion of environmental matters, see Note 15 in the Notes to the Consolidated Financial Statements on page 55.

*****

Customers and revenues contributed by each class of customers of Laclede Gas for the last three fiscal years are as follows:

Regulated Gas Distribution Operating Revenues $(000)

	2004	2003	2002
Residential	$543,996	$502,071	$387,594
Commercial & Industrial	202,183	188,688	142,259
Interruptible	3,206	2,744	1,769
Transportation	14,523	15,503	12,868
Off-System and Other Incentive	99,152	60,609	43,443
Provision for Refunds and Other	5,845	5,157	4,164
Total	$868,905	$774,772	$592,097

Customers (End of Period)

	2004	2003	2002
Residential	591,547	590,785	588,630
Commercial & Industrial	40,417	40,166	39,842
Interruptible	16	16	14
Transportation	151	154	152
Total Customers	632,131	631,121	628,638

Laclede Gas has franchises having initial terms varying from five years to an indefinite duration. Generally, a franchise allows Laclede Gas, among other things, to install pipes and construct other facilities in the community. The franchise in Florissant, Missouri expired in 1992 and since that time Laclede Gas has continued to provide service in that community without a formal franchise. All of the franchises are free from unduly burdensome restrictions and are adequate for the conduct of Laclede Gas' current public utility business in the State of Missouri.

*****   *****   *****

Non-Regulated Services:

On January 28, 2002, Laclede Group completed its acquisition from NiSource, Inc. of 100% of the stock of SM&P, one of the nation's major underground locating and marking service businesses. SM&P, a Carmel, Indiana-based company, operates across the midwestern states. Locators mark the placement of underground facilities for providers of telephone, natural gas, electric, water, cable TV and fiber optic services so that construction work can be performed without damaging buried facilities. As a result of the acquisition, SM&P's earnings not only diversify Laclede Group's earnings but also are counter-seasonal to those of Laclede Gas.

*****   *****   *****

Non-Regulated Gas Marketing:

Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment LLC, is engaged in non-regulated efforts to market natural gas to both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service area and related activities.

*****   *****   *****

Non-Regulated Other Subsidiaries include:

Laclede Pipeline Company, a wholly owned subsidiary of Laclede Group, operates a propane pipeline that connects the propane storage and vaporization facilities of Laclede Gas to third-party propane supply terminal facilities located in Illinois.

Laclede Investment LLC, a wholly owned subsidiary of Laclede Group, invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, Inc., is a registered insurance agency in the State of Missouri.

Laclede Development Company, a wholly owned subsidiary of Laclede Group, participates in real estate development, primarily through joint ventures.

Laclede Venture Corp., a wholly owned subsidiary of Laclede Development Company, offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas for use in vehicles.

The lines of business that constitute the Non-Regulated Other activities of the corporate family are not considered separately reportable operating segments as defined by current accounting standards.

Item 2. Properties

The principal utility properties of Laclede Gas consist of approximately 15,000 miles of gas main and related service pipes, and meters and regulators. Other physical properties include regional office buildings and holder stations. Extensive underground gas storage facilities and equipment are located in an area in North St. Louis County extending under the Missouri River into St. Charles County. Substantially all of Laclede Gas' utility plant is subject to the liens of its mortgage.

All of the utility properties of Laclede Gas are held in fee or by easement or under lease agreements. The principal lease agreements include underground storage rights that are of indefinite duration and the general office building. The current lease on the general office building extends through February 2010 with options to renew for up to 10 additional years.

For information on SM&P's lease obligations, see Note 15 to the Consolidated Financial Statements on page 55.

Other non-regulated properties of Laclede Group do not constitute a significant portion of its properties.

Item 3. Legal Proceedings

For a description of environmental matters, see Note 15 to the Consolidated Financial Statements on page 55. For a description of pending regulatory matters of Laclede Gas, see Part I, Item 1, Business, Regulatory Matters on page 5. For a description of SM&P's employment-related litigation, see Note 15 to the Consolidated Financial Statements on page 56.

Laclede Group and its subsidiaries are involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the consolidated financial position or results of operations reflected in the consolidated financial statements presented herein.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal year 2004.

EXECUTIVE OFFICERS OF REGISTRANT – Listed below are executive officers of Laclede Group and Laclede Gas as defined by the Securities and Exchange Commission. Their ages, at September 30, 2004, and positions are listed below along with their business experience during the past five years.

Name, Age, and Position with Company *	Appointed (1)
D. H. Yaeger, Age 55	
Laclede Group	
Chairman, President and Chief Executive Officer	October 2000
Laclede Gas	
Chairman, President and Chief Executive Officer	January 1999
President and Chief Executive Officer	January 1999
President and Chief Operating Officer	December 1997
SM&P	
Chief Executive Officer	January 2002
LER	
President	January 1999
Vice President	December 1995
K. J. Neises, Age 63	
Laclede Gas	
Executive Vice President - Energy and Administrative Services	January 2002
Senior Vice President - Energy and Administrative Services	March 1998
LER	
Vice President	February 2002
R. E. Shively, Age 42	
Laclede Gas	
Senior Vice President - Business and Services Development (2)	January 2001
SM&P	
President	March 2002

B. C. Cooper, Age 45	
Laclede Group	

Chief Financial Officer (3)	September 2002
Laclede Gas	

Chief Financial Officer	September 2002
LER	

Vice President	October 2002
M. C. Darrell, Age 46	
Laclede Group	

General Counsel (4)	May 2004
Laclede Gas	

General Counsel	May 2004
D. P. Abernathy, Age 43	
Laclede Gas	

Vice President - Associate General Counsel (5)	September 2004
M. C. Pendergast, Age 48	
Laclede Gas	

Vice President - Associate General Counsel	January 2002
Assistant Vice President - Associate General Counsel	January 2000
(Associate General Counsel)	November 1997
M. R. Spotanski, Age 44	
Laclede Gas	

Vice President - Finance	January 2001
Assistant Vice President - Finance	January 2000
(Assistant to the President)	March 1998
M. D. Waltermire, Age 46	
Laclede Gas	

Vice President – Operations & Marketing	April 2003
Vice President – Operations & Marketing Planning	February 2003
Assistant Vice President – Planning	May 2001
(Director – Internal Audit)	January 1996
J. A. Fallert, Age 49	
Laclede Gas	

Controller	February 1998

R. L. Krutzman, Age 58

Laclede Group	

Treasurer and Assistant Secretary	October 2000
Laclede Gas	

Treasurer and Assistant Secretary	February 1996
SM&P	

Assistant Treasurer	January 2002
LER	

Treasurer and Assistant Secretary	February 1996

M. C. Kullman, Age 44

Laclede Group	

Chief Governance Officer and Corporate Secretary	February 2004
Corporate Secretary	October 2000
Laclede Gas	

Secretary and Associate General Counsel	February 2001
Secretary and Associate Counsel	February 1998
SM&P	

Secretary	January 2002
LER	

Secretary	February 1998

R. A. Skau, Age 47

Laclede Gas	

Vice President – Human Resources	February 2004
Assistant Vice President - Human Resources	September 2001
(Director, Labor Relations)	February 1999

*The information provided relates to the Company and its principal subsidiaries. Many of the executive officers have served or currently serve as officers or directors for other subsidiaries of the Company.

( ) Indicates a non-officer position.

(1) Officers of Laclede are normally reappointed at the Annual Meeting of the Board of Directors in January of each year to serve at the pleasure of the Board of Directors for the ensuing year and until their successors are elected and qualify.

(2) Mr. Shively was a principal in the Atlanta office of Scott Madden & Associates since December 1994.

(3) Mr. Cooper served as Vice President of Finance at GenAmerica Corporation since 2000, and prior to that he was Vice President/Controller from 1999 through 2000 and Second Vice President/Associate Controller at GenAmerica Corporation from 1995 through 1999. Before joining GenAmerica Corporation,

he was with KPMG Peat Marwick LLP.
(4) Mr. Darrell served as Assistant General Counsel for NiSource, Inc. since 2002. Prior to that he was Executive Vice President and Chief Executive Officer in 2001 and General Counsel from 1997 through 2000 at Columbia Gas of Virginia.
(5) Mr. Abernathy served as Vice President, General Counsel and Secretary at Missouri-American Water Company from June 1999 through August 2004. He held the same position with other American Water Company affiliates from January 2004 through August 2004. He was Vice President, General Counsel and Secretary for St. Louis County Water Company from June 1999 through December 2001 and for Jefferson City Water Works Company from May 2000 through December 2001. He was also Vice President and Assistant Secretary at Continental Water Company and Water Utility Service Company from June 1999 through December 2000.

Part II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

The Laclede Group's common stock trades on the New York Stock Exchange (NYSE) under the symbol "LG". The high and the low sales price for the common stock for each quarter in the two most recent fiscal years are:

	Fiscal 2004		Fiscal 2003	
	High	Low	High	Low
1st Quarter	30.00	27.20	24.84	21.79
2nd Quarter	31.87	28.26	24.90	21.85
3rd Quarter	31.35	26.05	27.75	23.10
4th Quarter	29.35	26.31	28.70	24.85

The number of holders of record as of September 30, 2004 was 6,728.

Dividends declared on the common stock for the two most recent fiscal years were:

	Fiscal 2004	Fiscal 2003
1st Quarter	$.335	$.335
2nd Quarter	$.340	$.335
3rd Quarter	$.340	$.335
4th Quarter	$.340	$.335

For disclosures relating to securities authorized for issuance under equity compensation plans, please see Item 12, page 59.

Item 6. Selected Financial Data

The Laclede Group, Inc.

(Thousands, Except Per Share Amounts)	Fiscal Years Ended September 30 2004	2003	2002 (a)	2001	2000
Summary of Operations					
Operating Revenues:					
Regulated					
Gas distribution	$ 868,905	$ 774,772	$ 592,097	$ 923,242	$ 529,250
Non-Regulated					
Services	104,239	100,168	94,116	-	-
Gas marketing	270,328	163,861	64,798	69,455	31,331
Other	6,848	11,529	4,228	9,412	5,547
Total Operating Revenues	1,250,320	1,050,330	755,239	1,002,109	566,128
Operating Expenses:					
Regulated					
Natural and propane gas	575,691	483,742	340,045	640,006	294,717
Other operation expenses	121,596	118,550	106,027	101,915	86,970
Maintenance	18,705	18,759	17,813	19,262	18,556
Depreciation and amortization	22,385	22,229	24,215	26,193	24,672
Taxes, other than income taxes	60,077	56,102	48,342	65,062	42,788
Total regulated operating expenses	798,454	699,382	536,442	852,438	467,703
Non-Regulated					
Services	99,511	102,093	90,771	-	-
Gas marketing	265,394	159,105	64,042	68,338	30,831
Other	6,400	10,615	4,222	9,008	4,251
Total Operating Expenses	1,169,759	971,195	695,477	929,784	502,785
Operating Income	80,561	79,135	59,762	72,325	63,343
Allowance for Funds Used During Construction	(123)	(107)	(149)	749	397
Other Income and (Income Deductions) - Net	3,704	1,157	827	668	338
Interest Charges:					
Interest on long-term debt	22,010	20,169	20,820	18,372	15,164
Interest on long-term debt to unconsolidated affiliate trust	3,516	2,743	-	-	-
Other interest charges	3,234	3,974	4,989	10,067	8,844
Total Interest Charges	28,760	26,886	25,809	28,439	24,008
Income Before Income Taxes	55,382	53,299	34,631	45,303	40,070
Income Tax Expense	19,264	18,652	12,247	14,831	14,105
Net Income	36,118	34,647	22,384	30,472	25,965
Dividends on Redeemable Preferred Stock – Laclede Gas	62	62	68	87	93
Net Income Applicable to Common Stock	$ 36,056	$ 34,585	$ 22,316	$ 30,385	$ 25,872
Basic Earnings Per Share of Common Stock	$1.82	$1.82	$1.18	$1.61	$1.37
Diluted Earnings Per Share of Common Stock	$1.82	$1.82	$1.18	$1.61	$1.37

Item 6. Selected Financial Data (continued)

The Laclede Group, Inc.

(Thousands, Except Per Share Amounts)	Fiscal Years Ended September 30 2004	2003	2002 (a)	2001	2000
Dividends Declared –					
Common Stock	$ 27,183	$ 25,492	$ 25,311	$ 25,296	$ 25,297
Dividends Declared Per					
Share of Common Stock	$1.355	$1.34	$1.34	$1.34	$1.34
Utility Plant					
Gross Plant – End of Period	$1,070,522	$1,030,665	$ 988,747	$ 949,775	$ 915,998
Net Plant – End of Period	646,875	621,247	594,376	569,640	545,715
Construction Expenditures	49,130	49,926	48,765	46,952	51,635
Property Retirements	9,276	8,007	9,769	13,141	6,663
Goodwill – End of Period	28,124	28,124	27,455	-	-
Other Property and Investments – End of Period	46,082	45,998	46,986	32,893	29,664
Total Assets – End of Period	$1,265,295	$1,202,798	$1,090,990	$ 975,910	$ 931,740
Capitalization -					
End of Period					
Common Stock and Paid-In					
Capital	$ 137,039	$ 87,542	$ 83,588	$ 106,590	$ 106,579
Retained Earnings	220,483	211,610	202,517	205,512	200,423
Accumulated Other Comprehensive					
Income (Loss)	(1,607)	(80)	(339)	-	-
Treasury Stock	-	-	-	(24,017)	(24,017)
Common Stock Equity	355,915	299,072	285,766	288,085	282,985
Redeemable Preferred Stock – Laclede Gas	1,108	1,258	1,266	1,588	1,763
Long-Term Debt to Unconsolidated Affiliate Trust	46,400	46,400	-	-	-
Long-Term Debt – Laclede Gas	333,936	259,625	259,545	284,459	234,408
Total Capitalization	$ 737,359	$ 606,355	$ 546,577	$ 574,132	$ 519,156
Shares of Common Stock					
Outstanding – End of Period	20,981	19,082	18,921	18,878	18,878
Book Value Per Share – End of Period	$16.96	$15.67	$15.10	$15.26	$14.99

(a) Includes SM&P subsequent to its acquisition on January 28, 2002.

Laclede Gas Company's Selected Financial Data is included in Exhibit 99.1.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE LACLEDE GROUP, INC.

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiaries. It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

- weather conditions and catastrophic events;
- economic, competitive, political and regulatory conditions;
- legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
  - allowed rates of return
  - incentive regulation
  - industry structure
  - purchased gas adjustment provisions
  - rate design structure and implementation
  - franchise renewals
  - environmental or safety matters
  - taxes
  - accounting standards;
- the results of litigation;
- retention, ability to attract, ability to collect from and conservation efforts of customers;
- capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
- discovery of material weakness in internal controls; and
- employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

RESULTS OF OPERATIONS

Laclede Group's earnings are primarily derived from the regulated activities of its largest subsidiary, Laclede Gas Company (Laclede Gas or the Utility), Missouri's largest natural gas distribution company. Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are generated by the sale of heating energy, which historically has been heavily influenced by the weather. However, as part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings in the future by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. The seasonal effect of the Utility's earnings on Laclede Group is generally expected to be tempered somewhat by the results of SM&P Utility Resources, Inc. (SM&P), a non-regulated underground facility locating and marking service business wholly owned by Laclede Group, whose operations tend to be counter-seasonal to those of Laclede Gas. Laclede Energy Resources, Inc. (LER), a wholly owned subsidiary, is engaged in non-regulated efforts to market natural gas and related activities. Other non-regulated subsidiaries provide less than 10% of consolidated revenues.

Laclede Group's strategy includes efforts to stabilize and improve performance of its core Utility, while developing non-regulated businesses and taking a measured approach in the pursuit of additional growth opportunities that complement the Utility business.

As for the Utility, mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return has been a fundamental component of the Laclede Group strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 15,000-mile natural gas distribution system and related storage facilities. In fiscal 2003, when the weather mitigation rate design first went into effect, the weather was essentially normal; therefore, its impact was minimal. However, it has shown its value during fiscal 2004, as the downward pressure on revenues and earnings has been significantly mitigated despite temperatures that were 14% warmer than normal. The Utility's income from off-system sales remains subject to fluctuations in market conditions. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure.

Laclede Group continues to develop its non-regulated subsidiaries. SM&P is working toward expanding its geographic footprint into new markets, and has made notable gains in adding business in several key markets after experiencing setbacks in fiscal 2003. LER continues to focus on growing its markets on a long-term and sustainable basis by providing both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service area with another choice in unregulated natural gas suppliers. Nevertheless, income from LER's operations is subject to fluctuations in market conditions.

EARNINGS

Overview – Net Income (Loss) by Operating Segment

(Millions, after-tax) Years Ended September 30	2004	2003	2002
Regulated Gas Distribution	$ 32.1	$ 34.3	$ 20.3
Non-Regulated Services	.7	(3.3)	1.4
Non-Regulated Gas Marketing	3.0	2.9	.5
Other Non-Regulated Subsidiaries	.3	.7	.1
Net Income Applicable to Common Stock	$ 36.1	$ 34.6	$ 22.3

Laclede Group's net income applicable to common stock for fiscal 2004 was $36.1 million, compared with $34.6 million for fiscal 2003, and $22.3 million for fiscal 2002.

Laclede Group's basic and diluted earnings per share were $1.82 for both the twelve months ended September 30, 2004 and September 30, 2003. Earnings per share were unchanged from last year, as the effect of $1.5 million higher net income in 2004 was essentially offset by the impact of higher average shares outstanding this year, largely due to the sale of 1.725 million shares of common stock in May 2004. Variations in net income were primarily attributable to the following factors, quantified on a pre-tax basis.

Utility earnings decreased by $2.2 million in 2004 compared with 2003 primarily due to the following factors:

- income recorded in 2003 totaling $3.5 million related to the Utility's management of its annual gas supply costs;
- the net effect totaling $2.5 million of lower system gas sales volumes (resulting from temperatures in Laclede Gas' service area that were 14% warmer than normal and 15% warmer than the same period last year) tempered by the beneficial effect this year of the fully-implemented weather mitigation rate design that went into effect November 9, 2002;
- a higher provision for uncollectible accounts totaling $1.7 million above fiscal year 2003;
- an increase in interest charges of $1.3 million, primarily due to the issuance of additional long-term debt;
- pension costs that increased $1.1 million from fiscal year 2003; and
- higher wages rates.

These factors were partially offset by:

- non-operating income recorded this year that increased $2.5 million primarily reflecting the receipt of additional proceeds totaling $1.1 million related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company, increases in other investment income, and lower donations;
- a decrease in group insurance costs totaling $1.6 million from fiscal year 2003;
- income from off-system sales and capacity release that increased $1.4 million from fiscal year 2003;
- the partial-year effect of the implementation of an Infrastructure System Replacement Surcharge effective June 10, 2004, totaling $1.1 million; and
- the fully-implemented general rate increase, effective November 9, 2002, totaling $.9 million.

SM&P reported income in fiscal 2004 totaling $.7 million compared with a loss of $3.3 million in fiscal 2003. The significant improvement over the prior year was primarily due to the return of a substantial portion of business from two large customers as well as attainment of new business in both existing and new markets. LER reported minor improvements in earnings results compared with fiscal year 2003.

Laclede Group's basic and diluted earnings per share were $1.82 for the twelve months ended September 30, 2003, compared with $1.18 per share for the twelve-month period ended September 30, 2002. The $.64 per share increase in earnings was primarily attributable to increased earnings reported by Laclede Gas. The fiscal year 2003 increase in consolidated net income of $12.3 million from fiscal year 2002 was primarily attributable to the following factors, quantified on a pre-tax basis.

Utility earnings increased $14.0 million in fiscal 2003 compared with fiscal 2002 primarily due to the following factors:

- general rate increases effective December 1, 2001 and November 9, 2002 totaling $15.2 million;
- the net effect totaling $10.1 million of higher system gas sales volumes in fiscal 2003 (resulting from temperatures in Laclede Gas' service area that were 1% colder than normal and 21% colder than the same period in fiscal 2002), tempered by the partial-year effect of the weather mitigation rate design effective November 9, 2002;
- income from off-system sales and capacity release that increased $5.6 million from fiscal year 2002; and
- income recorded in 2003 totaling $3.5 million related to the Utility's management of its annual gas supply costs.

These factors were partially offset by:

- higher pension costs amounting to $5.1 million;
- the effect of income recorded in fiscal year 2002 produced by the Utility's Price Stabilization Program totaling $4.9 million;
- a higher provision for uncollectible accounts totaling $4.5 million;
- increased group insurance charges totaling $1.5 million; and
- higher wage rates.

Results reported by SM&P, a non-regulated subsidiary acquired January 28, 2002, declined from fiscal year 2002 mainly due to the full fiscal year effect of seasonal losses, right-sizing costs and the partial loss of revenue related to two customers, and additional start-up costs related to SM&P's expansion into new markets and the addition of new customers. Earnings reported by LER increased over fiscal year 2002 primarily due to higher volumes sold and increased margins achieved in a favorable market.

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for fiscal year 2004 increased $94.1 million, or 12.1%, above fiscal 2003. The increase was primarily attributable to higher wholesale gas costs that are passed on to Utility customers (subject to prudence review by the MoPSC) totaling $105.0 million, increased off-system sales revenues totaling $42.0 million, and, to a lesser extent, the effects of the general rate increase totaling $.9 million and the partial-year effect of the ISRS totaling $1.1 million. These factors were partially offset by lower system gas sales levels resulting from warmer weather and other variations totaling $54.9 million. Temperatures were 14% warmer than normal and 15% warmer than last year.

Regulated operating revenues for fiscal year 2003 increased $182.7 million, or 30.9%, above fiscal 2002. The increase in operating revenues was primarily comprised of higher natural gas sales levels resulting from colder weather and other variations amounting to $61.8 million, higher wholesale gas costs that are passed on to Utility customers (subject to prudence review by the MoPSC) of $87.2 million, increased off-system and capacity release revenues of $18.5 million, and the general rate increases effective December 1, 2001 and November 9, 2002 amounting to $15.2 million.

Laclede Gas sold and transported 1.12 billion therms in fiscal year 2004 compared with 1.13 billion and 1.06 billion in fiscal years 2003 and 2002, respectively.

Regulated operating expenses in fiscal 2004 increased $99.1 million, or 14.2%, from fiscal 2003. Natural and propane gas expense increased $91.9 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower volumes purchased for sendout. Other operation and maintenance expenses increased $3.0 million, or 2.2%, primarily due to a higher provision for uncollectible accounts, higher pension costs, and higher wage rates, partially offset by lower group insurance charges. Taxes, other than income, increased $4.0 million, or 7.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Regulated operating expenses in fiscal 2003 increased $162.9 million, or 30.4%, from fiscal 2002. Natural and propane gas expense increased $143.7 million primarily attributable to higher volumes purchased for sendout arising from the colder weather, higher rates charged by our suppliers, and higher off system gas expense. Other operation and maintenance expenses increased $13.4 million, or 10.9%, primarily due to increased pension expense, a higher provision for uncollectible accounts, increased group insurance charges, higher wage rates and increased insurance premiums. These factors were partially offset by reduced distribution charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). This effect was partially offset by increased depreciable property. Taxes, other than income, increased $7.8 million, or 16.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Non-Regulated Services Operating Revenues and Operating Expenses

Laclede Group's non-regulated services operating revenues for fiscal year 2004 increased $4.1 million from those revenues for fiscal year 2003 primarily due to SM&P's attainment of new business in both new and existing markets. The reduction in non-regulated services operating expenses, totaling $2.6 million, was primarily attributable to SM&P's reduction in personnel and related expenses and a non-recurring $1.0 million after-tax charge recorded during fiscal year 2003 associated with the loss of business from two customers. This reduction was partially offset by charges attributable to the employment-related litigation described in Note 15 to the Consolidated Financial Statements on page 56 of this report.

Laclede Group's non-regulated services operating revenues for fiscal year 2003 increased $6.1 million from those revenues for fiscal year 2002, primarily attributable to the twelve-month effect of revenues recorded by SM&P in 2003 (acquired January 28, 2002), partially offset by the partial loss of revenue related to two customers. Non-regulated services operating expenses in fiscal year 2003 increased $11.3 million due to the twelve-month effect of operating expenses recorded by SM&P (compared with fiscal year 2002), right-sizing costs and the partial loss of business from two customers, and additional start-up costs related to adding customers in new markets.

Non-Regulated Gas Marketing Operating Revenues and Operating Expenses

Non-regulated gas marketing revenues increased $106.5 million from those revenues for fiscal year 2003 primarily due to higher volumes sold and increased sales prices by LER. The increase in non-regulated gas marketing operating expenses, totaling $106.3 million, was primarily associated with increased gas expense incurred by LER related to higher volumes purchased and increased prices.

Non-regulated gas marketing revenues increased $99.1 million from those revenues for fiscal year 2002 primarily due to increased gas marketing sales by LER. Non-regulated gas marketing expenses increased $95.1 million in fiscal year 2003 mainly due to higher expenses associated with increased sales levels.

Non-Regulated Other Operating Revenues and Operating Expenses

Non-regulated other operating revenues decreased $4.7 million in fiscal year 2004 from fiscal year 2003, and increased $7.3 million in fiscal year 2003 from fiscal year 2002. These variations were primarily due to changes in sales levels recorded by Laclede Pipeline Company. Non-regulated other operating expenses decreased $4.2 million from fiscal year 2003 primarily due to lower expenses associated with decreased sales levels recorded by Laclede Pipeline Company and increased $6.4 million in fiscal year 2003 mainly due to higher expenses associated with increased sales levels recorded by Laclede Pipeline Company.

Other Income and Income Deductions – Net

The $2.5 million increase in other income and income deductions-net in fiscal year 2004 from fiscal year 2003 was primarily attributable to the Utility's recognition this year of the receipt of additional proceeds totaling $1.1 million related to its interest, as a policyholder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the consolidated financial position or results of operations of the Company. Other income and income deductions–net also increased due to higher investment income and lower donations. The change in other income and income deductions-net in fiscal year 2003 from fiscal year 2002 was minor because the receipt of proceeds related to the Utility's interest in the sale of a mutual insurance company in 2003 totaling $.8 million was essentially offset by higher donations.

Interest Charges

Interest charges increased $1.9 million, or 7.0%, in fiscal 2004 (compared with fiscal 2003) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million of 5 1/2% First Mortgage Bonds, the April 2004 issuance of $100 million of 6% First Mortgage Bonds, and the full-year effect of the issuance of long-term debt to an unconsolidated affiliate trust in December 2002 totaling $46.4 million. These increases in interest costs were partially offset by the early redemption in June 2004 of $50 million of 6 5/8% First Mortgage Bonds and the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds, as well as reduced interest on short-term debt, mainly attributable to lower borrowings.

Interest charges increased $1.1 million, or 4.2%, in fiscal 2003 (compared with fiscal 2002) primarily due to the issuance of long-term debt to an unconsolidated affiliate trust in December 2002, partially offset by lower interest on long-term debt (due to the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds) and reduced short-term interest expense (primarily due to lower rates).

Income Taxes

The increases in income taxes for all periods reported are primarily due to higher pre-tax income.

Labor Agreement

Laclede Gas had a labor agreement that expired July 31, 2004 with Locals 5-6 and 5-194 of the Paper, Allied-Industrial, Chemical & Energy Workers International Union, two locals that represent approximately 74% of Laclede Gas' employees. On August 16, 2004, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement. The new contract applies through July 31, 2008.

CRITICAL ACCOUNTING POLICIES

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Goodwill valuation – In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is required to be tested for impairment annually or whenever events or circumstances occur that may reduce the value of goodwill. In performing impairment tests, valuation techniques require the use of estimates with regard to discounted future cash flows of operations, involving judgments based on a broad range of information and historical results. If the test indicates impairment has occurred, goodwill would be reduced adversely impacting earnings.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

The Company records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see Note 1 to the Consolidated Financial Statements included in this report on Form 10-K on page 38.

REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas, some of which are still pending.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On March 29, 2004, the MoPSC Staff and Laclede Gas responded to a MoPSC order directing interested parties to submit new proposed findings of fact on this issue for its consideration. By Order dated May 4, 2004, the MoPSC determined that it was necessary to take additional evidence on this issue. Evidentiary hearings were held on September 22-24, 2004, and briefs were filed on November 2, 2004. This proceeding now awaits the MoPSC's decision. Laclede Gas believes that a favorable decision, when recognized in rates, would be expected to benefit its cash flows.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas is paying $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and

Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003, the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments were held in the Missouri Court of Appeals for the Western District on August 17, 2004. The Utility is now awaiting the court's decision. The Utility continues to believe in the merits of its position and intends, if necessary, to assert its position vigorously throughout the appellate process. However, to the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position or results of operations of the Company.

On March 1, 2004, Laclede Gas submitted to the MoPSC an Infrastructure System Replacement Surcharge (ISRS) filing designed to increase revenues by approximately $3.86 million annually. Such filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On March 12, 2004, the MoPSC suspended the proposed surcharge until June 29, 2004 pursuant to the statute. On May 27, 2004 the Utility and the Staff of the MoPSC filed a Stipulation and Agreement ("S&A") that provided for a $3.56 million annual surcharge effective June 10, 2004. On June 1, 2004 the MoPSC approved the S&A. On October 28, 2004, Laclede Gas submitted its second ISRS filing to the MoPSC designed to increase revenues by approximately an additional $1.6 million annually.

ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities was required in financial statements for periods ending after March 15, 2004.

In December 2002, Laclede Group formed a wholly owned trust, Laclede Capital Trust I (Trust), for the sole purpose of issuing preferred securities and lending the gross proceeds to its parent, Laclede Group. As of September 30, 2004, the Trust had $45 million of Trust Preferred Securities outstanding. The sole assets of the Trust are debentures of Laclede Group, totaling $46.4 million, with the same economic terms as the Trust Preferred Securities. Prior to the application of FIN 46R, the Trust was consolidated in the financial statements of Laclede Group. The Company evaluated the effect of this pronouncement on this consolidation. In accordance with the provisions of FIN 46R, Laclede Group determined that the Trust is a variable interest entity because its common securities investment is considered not at risk, and Laclede Group is not the primary beneficiary of the Trust. Accordingly, the Trust was deconsolidated during the quarter ended March 31, 2004. The Consolidated Balance Sheets have been modified to include Investments in Unconsolidated Subsidiaries of $1.4 million representing Laclede Group's common securities investment in the Trust and to reflect Laclede Group's obligations related to the debentures. The common securities investment is included on the Other Property and Investments line on the Consolidated Balance Sheets. As permitted under FIN 46R, the Trust has been deconsolidated for prior periods and presented to be consistent with the current presentation. The adoption of FIN 46R did not result in a cumulative effect of an accounting change adjustment and did not have a material effect on the financial position or results of operations of Laclede Group.

In December 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003) (SFAS No. 132(R)), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that became effective for fiscal years ending after and interim periods beginning after December 15, 2003. The required disclosures are included in Note 2 to the Consolidated Financial Statements on page 42 of this report, and the disclosures for prior periods are presented consistent with current presentation.

The Emerging Issues Task Force (EITF) deliberated Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The Issue was intended to address the meaning of other-than-temporary impairment and its application to certain investments held at cost. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held for Not-for-Profit Organizations." The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The required disclosures are included in Note 10 to the Consolidated Financial Statements on page 51 of this report.

In May 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 supersedes FSP 106-1 issued in January 2004. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) for employers that sponsor postretirement health care plans that provide prescription drug benefits. The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for FSP 106-2 is the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material effect on the financial position or results of operations of the Company.

INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2004, credit ratings for outstanding securities for Laclede Group and Laclede Gas issues were as follows:

Type of Facility	S&P	Moody's	Fitch
Laclede Group Corporate Rating	A		
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	
Trust Preferred Securities	A-	Baa3	BBB+

The Company has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

The Company's short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas costs under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for the fiscal year ended 2004 was $84.1 million, a $93.1 million increase, compared with fiscal year 2003. The increase in cash provided by operating activities was primarily attributable to changes in the cost of natural gas in storage and variations in the timing of collections of gas costs under the PGA clause. Net cash used in operating activities for the fiscal year ended 2003 was $9.0 million, compared with cash provided by operations in fiscal year 2002 totaling $83.8 million. The adverse effect on cash related to operating activities was primarily due to changes in the cost of natural gas in storage and unfavorable variations in the timing of collections of gas costs under the PGA clause.

Net cash used in investing activities for fiscal year 2004 was $51.6 million compared with $51.5 million for fiscal year 2003. Cash used in investing activities during both periods primarily reflected Utility construction expenditures. Net cash used in investing activities for fiscal year 2002 was $94.1 million primarily reflecting Utility construction expenditures and the acquisition of SM&P.

Net cash used in financing activities was $25.9 million for fiscal year 2004, primarily reflecting the repayment of short-term debt and the payment of dividends, partially offset by the issuance of additional long-term debt and common stock. Net cash provided by financing activities was $55.0 million for fiscal year 2003, reflecting the issuance of long-term debt to unconsolidated affiliate trust and additional short-term borrowings, partially offset by the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds and the payment of dividends. Net cash provided by financing activities in fiscal 2002 was $19.9 million primarily due to additional short-term borrowings partially offset by the payment of dividends.

LIQUIDITY AND CAPITAL RESOURCES

The Company's short-term borrowing requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. During the fiscal year 2004 heating season, Laclede Gas had lines of credit in place of up to $290 million, including a $25 million seasonal line during the peak winter season. Laclede Gas had short-term borrowings aggregating to a maximum of $274.7 million at any one time during the fiscal year. These borrowings were primarily commercial paper, supplemented from time to time by draws on the seasonal line of credit or short-term loans from Laclede Group. Loans from Laclede Group were no more than $12.6 million at any time. At the date of this report, Laclede Gas has aggregate lines of credit totaling $300 million, with $15 million expiring in April 2005 and $285 million expiring in September 2009. Short-term commercial paper borrowings outstanding at September 30, 2004 were $71.4 million at a weighted average interest rate of 1.9% per annum. Based on short-term borrowings at September 30, 2004, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $0.7 million on an annual basis.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2004, total debt was 56% of total capitalization. For the fiscal year ended September 30, 2004, EBITDA was 3.82 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of September 30, 2004. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt securities and receive paid-in capital through October 31, 2006. The remaining MoPSC authorization is $65.5 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through October 2004. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

In April 2004, Laclede Gas issued $50 million of First Mortgage Bonds, 5 1/2% Series, due May 1, 2019, and $100 million of First Mortgage Bonds, 6% Series, due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million of 8 1/2% First Mortgage Bonds in November 2004. At September 30, 2004, Laclede Gas had fixed-rate long-term debt totaling $360 million, including the $25 million current portion. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Group has on file a shelf registration on Form S-3, which allows for the issuance of equity securities, other than preferred stock, and debt securities. Of the $500 million of securities originally registered under this Form S-3, $362.4 million remain registered and unissued as of September 30, 2004. Laclede Group issued 1.725 million shares of common stock in May 2004 under this registration. The net proceeds of approximately $44.7 million from this sale were used to make a capital contribution to Laclede Gas. Laclede Gas used the contribution to reduce short-term borrowings and for general corporate purposes. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. However, Laclede Group has a $20 million working capital line of credit obtained from U.S. Bank National Association, expiring in June 2005, to meet short-term liquidity needs of its subsidiaries. This line of credit has a covenant limiting the total debt of Laclede Gas Company to no more that 70% of the Utility's total capitalization (as noted above, this ratio stood at 56% on September 30, 2004). This line has been used to provide letters of credit of $1.2 million on behalf of SM&P, which have not been drawn, and to provide for seasonal funding needs of the various subsidiaries from time to time. The maximum balance outstanding during fiscal year 2004 was $10.0 million, and there was no balance outstanding as of September 30, 2004.

SM&P has several operating leases, the aggregate annual cost of which is approximately $5 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees related to existing leases will not exceed $12 million. No amounts have been recorded for these guarantees in the financial statements.

Laclede Group had guarantees outstanding totaling $8.5 million for performance and payment of certain wholesale gas supply purchases by LER as of September 30, 2004. Laclede Group issued an additional $1.5 million guarantee in October 2004 on behalf of LER.

Utility construction expenditures were $49.1 million in fiscal 2004 compared with $49.9 million in fiscal 2003 and $48.8 million in fiscal 2002. Laclede Gas expects fiscal 2005 utility construction expenditures to approximate $56 million. Non-utility construction expenditures for fiscal 2004 were $2.2 million compared with $1.2 million in fiscal 2003, and $4.2 million in fiscal 2002, and are estimated at approximately $5 million in fiscal 2005.

Consolidated capitalization at September 30, 2004, excluding current obligations of long-term debt, consisted of 48.3% Laclede Group common stock equity, .2% Laclede Gas preferred stock equity, 6.3% Long-term debt to unconsolidated affiliate trust, and 45.2% Laclede Gas long-term debt.

The ratio of earnings to fixed charges was 2.8 for fiscal year 2004, 2.8 for fiscal year 2003, and 2.2 for fiscal year 2002.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

CONTRACTUAL OBLIGATIONS

As of September 30, 2004, Laclede Group had contractual obligations with payments due as summarized below (in millions):

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt (a)	$704.9	$ 46.0	$ 74.0	$ 68.6	$516.3
Capital Leases	-	-	-	-	-
Operating Leases (b)	18.7	8.1	4.9	3.3	2.4
Purchase Obligations – Natural Gas (c)	246.0	165.4	67.9	6.4	6.3
Purchase Obligations – Other (d)	11.2	5.3	3.9	2.0	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$980.8	$224.8	$150.7	$ 80.3	$525.0

(a) Long-term debt obligations reflect principal maturities and interest payments.

(b) Operating lease obligations are primarily for office space, vehicles, and power operated equipment in the gas distribution and non-regulated services segments. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements in the utility gas distribution and non-regulated gas marketing segments. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2004 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its Purchased

Gas Adjustment Clause; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d) These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2004, the Utility held approximately 29 million MmBtu of futures contracts at an average price of $6.67 per MmBtu. These positions have various expiration dates, the longest of which extends through March 2005.

In the course of its business, Laclede Group's non-regulated marketing affiliate, Laclede Energy Resources, Inc. (LER), enters into fixed price commitments associated with the purchase or sale of natural gas. LER manages the price risk associated with these commitments by either closely matching the offsetting physical purchase or sale of natural gas at fixed prices or through the use of exchange-traded futures contracts to lock in margins. At September 30, 2004, LER's open positions were not material to Laclede Group's financial position or results of operations.

ENVIRONMENTAL MATTERS

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretations evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. Laclede Gas continues to evaluate options concerning this site, including, but not limited to, the submission of its own Remedial Action Plan (RAP) to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time, it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates. While the scope of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with federal and state regulators may not be significant, the scope of costs relative to future remedial actions regulators may require at the Shrewsbury site and to the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to costs incurred under current agreement regarding the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, and with regard to any future actions that might be required at the Shrewsbury site, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Group has no off-balance sheet arrangements.

Laclede Gas Company's Management Discussion and Analysis of Financial Condition is included in Exhibit 99.1.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For this discussion, see the "Market Risk" subsection in Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27.

Item 8. Financial Statements and Supplementary Data

Management Report

Management is responsible for the preparation, presentation and integrity of the consolidated financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. In the opinion of management, the financial statements fairly reflect the Company's financial position, results of operations and cash flows.

The Company maintains internal accounting systems and related administrative controls that are designed to provide reasonable assurance, on a cost-effective basis, that transactions are executed in accordance with management's authorization, that consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and that the Company's assets are properly accounted for and safeguarded. The Company's Internal Audit Department, which has unrestricted access to all levels of Company management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, the Company's independent auditors, whose report is contained herein, is responsible for auditing the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards include obtaining an understanding of the internal control structure in order to design the audit of the financial statements.

The Audit Committee of the Board of Directors, which consists of four outside directors, meets periodically with management, the internal auditor, and the independent auditors to review the manner in which they are performing their responsibilities. Both the internal auditor and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

The Certificates under Rule 13a-14(a) and Section 1350 Certifications of the CEO and CFO of Laclede Group are included in this report as Exhibits 31 and 32, respectively.

Douglas H. Yaeger
Chairman of the Board,
President and Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
The Laclede Group, Inc.

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of The Laclede Group, Inc. and its subsidiaries ("the Company") as of September 30, 2004 and 2003, and the related statements of consolidated income, common shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2004. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Laclede Group, Inc. and its subsidiaries as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 17, 2004

Item 8. Financial Statements and Supplementary Data

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED INCOME

(Thousands, Except Per Share Amounts) Years Ended September 30	2004	2003	2002
Operating Revenues:			
Regulated			
Gas distribution	$ 868,905	$ 774,772	$ 592,097
Non-Regulated			
Services	104,239	100,168	94,116
Gas marketing	270,328	163,861	64,798
Other	6,848	11,529	4,228
Total Operating Revenues	1,250,320	1,050,330	755,239
Operating Expenses:			
Regulated			
Natural and propane gas	575,691	483,742	340,045
Other operation expenses	121,596	118,550	106,027
Maintenance	18,705	18,759	17,813
Depreciation and amortization	22,385	22,229	24,215
Taxes, other than income taxes	60,077	56,102	48,342
Total regulated operating expenses	798,454	699,382	536,442
Non-Regulated			
Services	99,511	102,093	90,771
Gas marketing	265,394	159,105	64,042
Other	6,400	10,615	4,222
Total Operating Expenses	1,169,759	971,195	695,477
Operating Income	80,561	79,135	59,762
Other Income and (Income Deductions) – Net	3,581	1,050	678
Interest Charges:			
Interest on long-term debt	22,010	20,169	20,820
Interest on long-term debt to unconsolidated affiliate trust	3,516	2,743	-
Other interest charges	3,234	3,974	4,989
Total Interest Charges	28,760	26,886	25,809
Income Before Income Taxes	55,382	53,299	34,631
Income Tax Expense	19,264	18,652	12,247
Net Income	36,118	34,647	22,384
Dividends on Redeemable Preferred Stock – Laclede Gas	62	62	68
Net Income Applicable to Common Stock	$ 36,056	$ 34,585	$ 22,316
Average Number of Common Shares Outstanding	19,783	19,022	18,888
Basic Earnings Per Share of Common Stock	$1.82	$1.82	$1.18
Diluted Earnings Per Share of Common Stock	$1.82	$1.82	$1.18

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Thousands) Years Ended September 30	2004	2003	2002
Net Income Applicable to Common Stock	$ 36,056	$ 34,585	$ 22,316
Other Comprehensive Income (Loss), Before Tax:			
Net gains (losses) on cash flow hedging derivative instruments:			
Net hedging gain (loss) arising during the period	(4,809)	1,184	-
Reclassification adjustment for (gains) losses included in net income	1,977	(366)	-
Net unrealized gains (losses) on cash flow hedging derivative instruments	(2,832)	818	-
Minimum pension liability adjustment	344	(396)	(553)
Other Comprehensive Income (Loss), Before Tax	(2,488)	422	(553)
Income Tax Expense (Benefit) Related to Items of Other Comprehensive Income (Loss)	(961)	163	(214)
Other Comprehensive Income (Loss), Net of Tax	(1,527)	259	(339)
Comprehensive Income	$ 34,529	$ 34,844	$ 21,977

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

(Thousands) September 30	2004	2003
Assets		
Utility Plant	$1,070,522	$1,030,665
Less – Accumulated depreciation and amortization	423,647	409,418
Net Utility Plant	646,875	621,247
Goodwill	28,124	28,124
Other Property and Investments (net of accumulated depreciation and amortization, 2004, $12,661; 2003, $9,486)	46,082	45,998
Current Assets:		
Cash and cash equivalents	13,854	7,291
Accounts receivable:		
Gas customers – billed and unbilled	76,223	70,217
Other	51,822	41,298
Less – Allowances for doubtful accounts	(10,362)	(7,181)
Inventories:		
Natural gas stored underground at LIFO cost	131,773	117,231
Propane gas at FIFO cost	15,808	17,132
Materials, supplies and merchandise at average cost	4,714	4,071
Derivative instrument assets	16,857	12,643
Unamortized purchased gas adjustments	19,618	-
Deferred income taxes	1,321	7,631
Prepayments and other	16,008	17,557
Total Current Assets	337,636	287,890
Deferred Charges:		
Prepaid pension cost	92,026	109,445
Regulatory assets	104,703	103,807
Other	9,849	6,287
Total Deferred Charges	206,578	219,539
Total Assets	$1,265,295	$1,202,798

See the accompanying notes to consolidated financial statements.

(Thousands) September 30	2004	2003
Capitalization and Liabilities		
Capitalization:		
Common stock equity	$ 355,915	$ 299,072
Redeemable preferred stock (less current sinking fund requirements) – Laclede Gas	1,108	1,258
Long-term debt to unconsolidated affiliate trust	46,400	46,400
Long-term debt (less current portion) – Laclede Gas	333,936	259,625
Total Capitalization	737,359	606,355
Current Liabilities:		
Notes payable	71,380	218,200
Accounts payable	68,366	66,001
Advance customer billings	23,620	15,361
Current portion of long-term debt and preferred stock	25,145	-
Wages and compensation accrued	15,596	15,859
Dividends payable	7,214	6,461
Customer deposits	10,661	5,044
Interest accrued	10,920	7,363
Taxes accrued	16,725	13,211
Unamortized purchased gas adjustment	-	5,865
Other	13,003	12,911
Total Current Liabilities	262,630	366,276
Deferred Credits and Other Liabilities:		
Deferred income taxes	189,626	180,598
Unamortized investment tax credits	5,010	5,316
Pension and postretirement benefit costs	20,484	20,973
Regulatory liabilities	28,210	582
Other	21,976	22,698
Total Deferred Credits and Other Liabilities	265,306	230,167
Commitments and Contingencies (Note 15)		
Total Capitalization and Liabilities	$1,265,295	$1,202,798

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CAPITALIZATION

(Thousands, Except Per Share Amounts) September 30	2004	2003
Common Stock Equity:		
Common stock, par value $1 per share:		
Authorized – 2004 and 2003, 70,000,000 shares		
Issued - 2004, 20,981,165 shares; and		
2003, 19,082,402 shares	$ 20,981	$ 19,082
Paid-in capital	116,058	68,460
Retained earnings	220,483	211,610
Accumulated other comprehensive income (loss)	(1,607)	(80)
Total Common Stock Equity	355,915	299,072
Redeemable Preferred Stock – Laclede Gas,		
par value $25 per share (1,480,000 shares authorized)		
Issued and outstanding:		
5% Series B - 2004, 44,192 shares; and		
2003, 44,413 shares	960	1,110
4.56% Series C - 2004 and 2003, 5,906 shares	148	148
Total Redeemable Preferred Stock	1,108	1,258
Long-Term Debt to Unconsolidated Affiliate Trust	46,400	46,400
Long-Term Debt – Laclede Gas:		
First mortgage bonds:		
8-1/2% Series, due November 15, 2004	-	25,000
8-5/8% Series, due May 15, 2006	40,000	40,000
7-1/2% Series, due November 1, 2007	40,000	40,000
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
6-5/8% Series, due June 15, 2016	-	50,000
5-1/2% Series, due May 1, 2019	50,000	-
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
6% Series, due May 1, 2034	100,000	-
Total	335,000	260,000
Unamortized discount, net of premium,		
on long-term debt	(1,064)	(375)
Total Long-Term Debt – Laclede Gas	333,936	259,625
Total	$737,359	$ 606,355

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Thousands, Except for Shares)	Common Stock Issued Shares	Common Stock Issued Amount	Paid-in Capital	Retained Earnings	Accum. Other Comp. Income	Treasury Stock	Total
BALANCE SEPTEMBER 30, 2001	20,743,625	$20,744	$ 85,846	$205,512	$ -	$(24,017)	$288,085
Net Income Applicable to Common Stock	-	-	-	22,316	-	-	22,316
Cancel treasury stock	(1,865,638)	(1,866)	(22,151)	-	-	24,017	-
Dividend reinvestment plan	43,300	43	966	-	-	-	1,009
Dividends declared:							
Common stock ($1.34 per share)	-	-	-	(25,311)	-	-	(25,311)
Other comprehensive income (loss)	-	-	-	-	(339)	-	(339)
Other	-	-	6	-	-	-	6
BALANCE SEPTEMBER 30, 2002	18,921,287	$18,921	$ 64,667	$202,517	$ (339)	$ -	$285,766
Net Income Applicable to Common Stock	-	-	-	34,585	-	-	34,585
Dividend reinvestment plan	161,115	161	3,793	-	-	-	3,954
Dividends declared:							
Common stock ($1.34 per share)	-	-	-	(25,492)	-	-	(25,492)
Other comprehensive income (loss)	-	-	-	-	259	-	259
BALANCE SEPTEMBER 30, 2003	19,082,402	$19,082	$ 68,460	$211,610	$ (80)	$ -	$299,072
Net Income Applicable to Common Stock	-	-	-	36,056	-	-	36,056
Common stock offering	1,725,000	1,725	43,003	-	-	-	44,728
Dividend reinvestment plan	138,213	138	3,809	-	-	-	3,947
Equity plan	35,550	36	800	-	-	-	836
Dividends declared:							
Common stock ($1.355 per share)	-	-	-	(27,183)	-	-	(27,183)
Other comprehensive income (loss)	-	-	-	-	(1,527)	-	(1,527)
Other	-	-	(14)	-	-	-	(14)
BALANCE SEPTEMBER 30, 2004	20,981,165	$20,981	$116,058	$220,483	$ (1,607)	$ -	$355,915

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands) Years Ended September 30	2004	2003	2002
Operating Activities:			
Net Income	$ 36,118	$ 34,647	$ 22,384
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	25,572	25,615	26,223
Deferred income taxes and investment tax credits	15,568	15,412	5,666
Other - net	256	502	801
Changes in assets and liabilities:			
Accounts receivable – net	(13,349)	(14,856)	3,714
Unamortized purchased gas adjustments	(25,483)	(17,111)	13,950
Deferred purchased gas costs	41,022	(21,461)	185
Accounts payable	2,365	20,294	11,093
Advance customer billings - net	8,259	(9,471)	13,153
Taxes accrued	3,514	3,396	(5,097)
Natural gas stored underground	(14,542)	(40,110)	(460)
Other assets and liabilities	4,817	(5,886)	(7,768)
Net cash provided by (used in) operating activities	84,117	(9,029)	83,844
Investing Activities:			
Construction expenditures	(51,309)	(51,112)	(52,999)
Employee benefit trusts	(2,221)	(1,099)	(1,508)
Acquisition of SM&P, net of cash and cash equivalents	-	-	(38,044)
Other investments	1,885	685	(1,515)
Net cash used in investing activities	(51,645)	(51,526)	(94,066)
Financing Activities:			
Issuance of first mortgage bonds	150,000	-	-
Maturity/Redemption of first mortgage bonds	(50,000)	(25,000)	-
Issuance (repayment) of short-term debt - net	(146,820)	56,530	44,620
Issuance of common stock	49,497	3,954	1,009
Dividends paid	(26,494)	(25,500)	(25,365)
Issuance of long-term debt to unconsolidated affiliate trust	-	45,000	-
Preferred stock reacquired	(5)	(8)	(395)
Other	(2,087)	-	-
Net cash (used in) provided by financing activities	(25,909)	54,976	19,869
Net Increase (Decrease) in Cash and Cash Equivalents	6,563	(5,579)	9,647
Cash and Cash Equivalents at Beginning of Year	7,291	12,870	3,223
Cash and Cash Equivalents at End of Year	$ 13,854	$ 7,291	$ 12,870
Supplemental Disclosure of Cash Paid During the Year for:			
Interest	$ 24,325	$ 26,183	$ 23,125
Income taxes	376	156	12,087

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE LACLEDE GROUP, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiary companies. All subsidiaries are wholly owned. Laclede Gas Company (Laclede Gas or the Utility) and other subsidiaries of Laclede Group may engage in related party transactions during the ordinary course of business. All significant intercompany balances have been eliminated from the consolidated financial statements of Laclede Group except that certain intercompany transactions with Laclede Gas are not eliminated in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."

Investment in Unconsolidated Affiliate Trust – Laclede Group formed a wholly owned trust, Laclede Capital Trust I (Trust) for the sole purpose of issuing preferred securities and lending the gross proceeds to its parent, Laclede Group. The sole assets of the Trust are debentures of Laclede Group.

On December 16, 2002, Laclede Group invested $1.4 million in common securities of the Trust and the Trust issued $45 million of 7.70% Trust Preferred Securities with a liquidation value of $25 per share due December 1, 2032. The Trust Preferred Securities can be redeemed on or after December 16, 2007. All of the proceeds from the sale of the Trust Preferred Securities, along with the Trust common securities, were invested by the Trust in debentures of Laclede Group, totaling $46.4 million, with the same economic terms as the Trust Preferred Securities.

Prior to the adoption of Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," the Trust was consolidated in the financial statements of Laclede Group. Concurrent with the adoption of FIN 46R, the Trust was deconsolidated during the quarter ended March 31, 2004. The Consolidated Balance Sheets were modified to include Investments in Unconsolidated Subsidiaries of $1.4 million representing Laclede Group's common securities investment in the Trust and to reflect Laclede Group's obligations related to the debentures totaling $46.4 million. The common securities investment is included on the Other Property and Investments line on the Consolidated Balance Sheets. As permitted under FIN 46R, the Trust has been deconsolidated for prior periods and presented to be consistent with the current presentation.

NATURE OF OPERATIONS - Laclede Group is an exempt holding company under the Public Utility Holding Company Act of 1935. Laclede Gas, Laclede Group's largest subsidiary and core business unit, is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields. SM&P Utility Resources, Inc. (SM&P), acquired by Laclede Group on January 28, 2002, is one of the nation's major underground locating and marking service businesses. SM&P is headquartered in Carmel, Indiana and operates in the midwestern states. Laclede Energy Resources, Inc. (LER) is a wholly-owned subsidiary engaged in non-regulated efforts to market natural gas and related activities. The activities of other wholly-owned subsidiaries are described in Note 14, Information by Operating Segment.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate case proceeding during which the parties have agreed to review the depreciation issue in light of SFAS No. 143 implementation. Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC.

Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2004, 2003 and 2002 averaged approximately 2.6%, 2.7% and 2.8%, respectively, of the original cost of depreciable and amortizable property.

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

(Thousands)	2004	2003
Regulatory Assets:		
Future income taxes due from customers	$ 62,834	$ 62,633
Pension and postretirement benefit costs	27,480	14,358
Unamortized purchased gas adjustments	19,618	-
Purchased gas costs	-	13,749
Compensated absences	6,706	6,511
Other	7,751	6,984
Total Regulatory Assets	$124,389	$104,235
Regulatory Liabilities:		
Unamortized investment tax credits	$ 5,010	$ 5,316
Unamortized purchased gas adjustments	-	5,865
Purchased gas costs	27,273	-
Other	937	582
Total Regulatory Liabilities	$ 33,220	$ 11,763

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Approximately $3.3 million has been amortized from December 27, 1999 through September 30, 2004. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment. Approximately $1.0 million has been amortized from December 27, 1999 through September 30, 2004. The Commission also authorized previously deferred costs of $2.8 million and $.3 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001 and November 9, 2002, respectively. Approximately $.8 million and $.1 million has been amortized, respectively, through September 30, 2004.

NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2004 exceeded the LIFO cost by $6.5 million and at September 30, 2003 exceeded the LIFO cost by $19.6 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

REVENUE RECOGNITION – Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at September 30, 2004 and 2003, for the Utility, was $8.8 million and $8.9 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2004 and 2003 were $4.2 million and $3.7 million, respectively.

SM&P, LER and Laclede Group's other non-regulated subsidiaries record revenues when earned, either when the product is delivered or when services are performed.

In the course of its business, Laclede Group's non-regulated marketing affiliate, LER, enters into fixed price commitments associated with the purchase or sale of natural gas. LER's fixed price energy contracts are designated as normal purchases and normal sales, as defined in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As such, those contracts are accounted for as executory contracts and recorded on an accrual basis. Revenues are recorded using a gross presentation.

PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Currently, the MoPSC allows Laclede Gas to adjust the gas cost component of its rates in order to better match customer billings with market natural gas prices. Currently, the tariffs allow scheduled gas cost adjustments in November, January, March and June. Effective February 2002, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the Price Stabilization Program (PSP)) are gas costs recoverable through the PGA mechanism.

The provisions of the PGA Clause also include operation of the gas supply cost management program, whereby Laclede Gas is permitted to share in certain costs savings related to its natural gas procurement activities.

Operation of the PSP was also included in the provisions of the PGA Clause. Under those provisions, the MoPSC authorized Laclede Gas to purchase financial instruments to protect itself and its customers from unusually large winter period gas price increases. The costs of purchasing these instruments and financial gains derived from such activities were passed on to Laclede Gas customers through the operation of its PGA Clause. Laclede Gas had an opportunity to benefit from gains and cost reductions achieved under the Program. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time, the Utility recorded nearly $4.9 million in pre-tax income produced through the Program. See Note 15 for further discussion of the PSP.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs, cost reductions, and carrying costs associated with the use of financial instruments), and amounts due to or from customers related to the operation of the gas supply cost management program and PSP are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

INCOME TAXES - Laclede Group and its subsidiaries have elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Group companies record deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.

Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

EARNINGS PER COMMON SHARE - Basic earnings per common share is computed by dividing income available for common stock by the weighted average number of shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The only potentially dilutive securities the Company had outstanding at September 30, 2004 were stock options. The diluted weighted average shares outstanding, as shown in Note 5, reflects the potential dilution as a result of these stock options as determined using the Treasury Stock Method. Stock options that are antidilutive are excluded from the calculation of diluted earnings per share.

STOCK-BASED COMPENSATION – The Laclede Group Equity Incentive Plan was approved at the annual meeting of shareholders of Laclede Group on January 30, 2003. The purpose of the Equity Incentive Plan is to provide a more competitive compensation program and to attract and retain those executives and other key employees essential to achieve the Company's strategic objectives. To accomplish this purpose, the Compensation Committee of the Board of Directors may grant awards under the Equity Incentive Plan that may be earned by achieving performance objectives and/or other criteria as determined by the Compensation Committee. Under the terms of the Equity Plan, key employees of the Company and its subsidiaries, as determined by the sole discretion of the administrator, will be eligible to receive (a) restricted shares of common stock, (b) performance awards, (c) stock options exercisable into shares of common stock, (d) stock appreciation rights, and (e) stock units, as well as any other stock-based awards not inconsistent with the Equity Incentive Plan. Each award under the Equity Incentive Plan shall have a minimum vesting period of at least one year. The total number of shares that may be issued pursuant to awards under the Equity Incentive Plan may not exceed 1,250,000.

During fiscal 2004, the Company granted 1,500 shares of restricted stock at a weighted average fair value of $28.85 per share. These shares have restrictions on vesting, sale and transferability. The restrictions lapse with the passage of time. The Company holds the certificates for restricted stock until the shares fully vest in November 2005. In the interim, a participant receives full dividends and voting rights. Restricted stock awards are recorded at the market value on the date of the grant. Compensation cost charged against income for the twelve months ended September 30, 2004 was approximately $12,000, net of tax effects.

During the twelve months ended September 30, 2004, the Company granted 224,000 non-qualified stock options to employees at an exercise price of $28.85 per share. These options were not exercisable before November 8, 2004. During the twelve months ended September 30, 2003, the Company granted 221,500 non-qualified stock options at an exercise price of $23.27 per share, a portion of which became exercisable on February 6, 2004. The stock options vest one-fourth each year for four years after the date of the grant. The Company accounts for the Equity Incentive Plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation expense has been recognized in net income, as all options granted under the Equity Incentive Plan had an exercise price equal to the market value of the Company's stock on the date of the grant.

Stock option activity for the years ended September 30, 2004 and September 30, 2003 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding at September 30, 2002	-	-
Granted	221,500	$23.27
Exercised	-	-
Forfeited	(12,500)	23.27
Outstanding at September 30, 2003	209,000	$23.27
Granted	224,000	28.85
Exercised	(34,050)	23.27
Forfeited	(5,750)	24.24
Outstanding at September 30, 2004	393,200	$26.43
Exercisable at September 30, 2004	17,200	$23.27

Exercise prices of options outstanding at September 30, 2004 range from $23.27 to $28.85. The weighted-average contractual life of these options is 8.8 years. The closing price of the Company's common stock was $29.23 at September 30, 2004.

If compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share of common stock would have been reduced to the amounts shown in the following table. The weighted-average fair value of options granted during the twelve months ended September 30, 2004 and 2003 is $6.22 per option and $4.33 per option, respectively. The estimated fair value of options would be amortized to expense over the options' vesting period and restricted stock would be expensed on the grant date.

(Thousands, Except Per Share Amounts)	2004	2003	2002
Net income applicable to common stock, as reported	$36,056	$34,585	$22,316
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	343	93	-
Pro forma net income applicable to common stock	$35,713	$34,492	$22,316
Earnings per share:			
Basic – as reported	$1.82	$1.82	$1.18
Diluted – as reported	$1.82	$1.82	$1.18
Basic – pro forma	$1.80	$1.81	$1.18
Diluted – pro forma	$1.80	$1.81	$1.18

The fair value of the options granted during the twelve months ended September 30, 2004 and September 30, 2003 was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Risk free interest rate	4.30%	4.00%	Not Applicable
Expected dividend yield of stock	4.60%	5.70%	Not Applicable
Expected volatility of stock	25.00%	25.00%	Not Applicable
Expected life of option	96 months	96 months	Not Applicable

NEW ACCOUNTING STANDARDS – FIN 46R, "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities was required in financial statements for periods ending after March 15, 2004.

In December 2002, Laclede Group formed a wholly owned trust, Laclede Capital Trust I (Trust), for the sole purpose of issuing preferred securities and lending the gross proceeds to its parent, Laclede Group. As of September 30, 2004, the Trust had $45 million of Trust Preferred Securities outstanding. The sole assets of the Trust are debentures of Laclede Group, totaling $46.4 million, with the same economic terms as the Trust Preferred Securities. Prior to the application of FIN 46R, the Trust was consolidated in the financial statements of Laclede Group. The Company evaluated the effect of this pronouncement on this consolidation. In accordance with the provisions of FIN 46R, Laclede Group determined that the Trust is a variable interest entity because its common securities investment is considered not at risk, and Laclede Group is not the primary beneficiary of the Trust. Accordingly, the Trust was deconsolidated during the quarter ended March 31, 2004. The Consolidated Balance Sheets have been modified to include Investments in Unconsolidated Subsidiaries of $1.4 million representing Laclede Group's common securities investment in the Trust and to reflect Laclede Group's obligations related to the debentures. The common securities investment is included on the Other Property and Investments line on the Consolidated Balance Sheets. As permitted under FIN 46R, the Trust has been deconsolidated for prior periods and presented to be consistent with the current presentation. The adoption of FIN 46R did not result in a cumulative effect of an accounting change adjustment and did not have a material effect on the financial position or results of operations of Laclede Group.

In December 2003, the FASB issued SFAS No. 132 (revised 2003) (SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that became effective for fiscal years ending after and interim periods beginning after December 15, 2003. The required disclosures are included in Note 2, and the disclosures for prior periods are presented consistent with current presentation.

The Emerging Issues Task Force (EITF) deliberated Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The Issue was intended to address the meaning of other-than-temporary impairment and its application to certain investments held at cost. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held for Not-for-Profit Organizations." The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The required disclosures are included in Note 10.

In May 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 supersedes FSP 106-1 issued in January 2004. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) for employers that sponsor postretirement health care plans that provide prescription drug benefits. The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for FSP 106-2 is the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material effect on the financial position or results of operations of the Company.

RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.

2. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. Pension cost in 2004 and 2003 amounted to $4.5 and $2.2 million, respectively, and pension credits in 2002 amounted to $4.5 million, including amounts recorded in construction.

The net periodic pension costs (credits) include the following components:

(Thousands)	2004	2003	2002
Service cost - benefits earned during the period	$ 11,107	$ 9,060	$ 8,399
Interest cost on projected benefit obligation	16,231	16,600	14,653
Expected return on plan assets	(22,499)	(22,601)	(24,749)
Amortization of transition obligation	-	(236)	(602)
Amortization of prior service cost	1,324	1,392	1,127
Amortization of actuarial (gain)/loss	3,803	1,338	(3,768)
Sub-Total	$ 9,966	$ 5,553	$ (4,940)
Loss on lump sum settlement	8,109	273	-
Regulatory adjustment	(13,583)	(3,582)	435
Net pension cost (credit)	$ 4,492	$ 2,244	$ (4,505)

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

Effective for fiscal 2003 and 2004, pursuant to the Commission's order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be paid in the form of lump-sum cash payments. Pursuant to MoPSC order in the Utility's 2001 rate case, effective for fiscal 2002 through 2004, lump sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. Lump sum payments recognized as settlements totaled $32.7 million in fiscal 2004, $.5 million in fiscal 2003, and none in fiscal 2002.

Changes in the minimum pension liability resulted in charges/(credits) to Other Comprehensive Income of $(.7) million in fiscal 2004, $5.1 million in fiscal 2003, and $.6 million in fiscal 2002.

In the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million effective July 1, 2003. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statements of Consolidated Income and Statements of Consolidated Comprehensive Income is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2004	2003
Benefit obligation at beginning of year	$ 268,439	$ 228,090
Service cost	11,107	9,060
Interest cost	16,231	16,600
Plan amendments	(55)	-
Actuarial (gain) loss	(2.825)	38,864
Settlements	(32,677)	(491)
Gross benefits paid	(7,637)	(23,684)
Benefit obligation at end of year	$ 252,583	$ 268,439
Accumulated benefit obligation at end of year	$ 199,819	$ 219,799

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2004	2003
Fair value of plan assets at beginning of year	$ 274,542	$ 273,230
Actual return on plan assets	24,980	23,989
Employer contributions	270	1,498
Settlements	(32,677)	(491)
Gross benefits paid	(7,637)	(23,684)
Fair value of plan assets at end of year	$259,478	$ 274,542
Funded status at end of year	$ 6,896	$ 6,103
Unrecognized net actuarial loss	65,525	82,743
Unrecognized prior service cost	15,884	17,264
Fourth quarter contribution adjustment	56	56
Net amount recognized at end of year	$ 88,361	$ 106,166
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid pension cost	$ 88,607	$ 105,081
Accrued benefit liability	(5,827)	(5,294)
Intangible asset	691	753
Regulatory adjustment	4,286	4,677
Accumulated other comprehensive income	604	949
Net amount recognized at end of year	$ 88,361	$ 106,166

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The assumptions used to calculate net periodic pension costs are as follows:

	2004	2003	2002
Weighted average discount rate	6.00%	7.25%	7.75%
Weighted average rate of future compensation increase	3.00%	4.00%	4.00%
Expected long term rate of return on plan assets	8.50%	8.50%	8.50%

The expected long term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long term assumption that generally does not change annually.

The assumptions used to calculate the benefit obligations are as follows:

	2004	2003
Weighted average discount rate	6.25%	6.00%
Weighted average rate of future compensation increase	3.25%	3.00%

Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

(Thousands)	2004	2003
Projected benefit obligation	$25,026	$23,920
Accumulated benefit obligation	22,139	21,428
Fair value of plan assets	15,034	14,788

Following are the targeted and actual plan assets by category:

	2005 Target	2004 Actual	2003 Actual
Equity Securities	50%	51%	52%
Debt Securities	50%	49%	48%
Total	100%	100%	100%

Laclede Gas' investment policy is designed to preserve, to the extent possible, a surplus of plan assets over the projected benefit obligation and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored.

Laclede Gas' current investment policy targets an asset allocation of 50% to equity securities and 50% to debt securities (including short term securities held for the purpose of making benefit payments). Laclede Gas generally rebalances quarterly if the actual allocation deviates from the target allocation by more than 2%.

Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Pensions from Qualified Trust	Pensions from Laclede Gas Funds
2005	$ 16.2	$ .3
2006	15.3	.4
2007	14.9	.4
2008	16.1	.4
2009	18.6	.5
2010 - 2014	119.5	2.9

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal 2005 are anticipated to be none into the qualified trusts, and $.3 million into the non-qualified plans.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2004, 2003 and 2002 amounted to approximately $7.9 million, $7.8 million, and $6.5 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2004	2003	2002
Service cost - benefits earned during the period	$3,175	$2,758	$2,205
Interest cost on accumulated postretirement benefit obligation	3,202	3,661	3,266
Expected return on plan assets	(836)	(937)	(853)
Amortization of transition obligation	1,059	1,267	1,267
Amortization of prior service cost	(32)	328	365
Amortization of actuarial loss	697	415	227
Regulatory adjustment	658	301	69
Net postretirement benefit cost	$7,923	$7,793	$6,546

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases, to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

Effective for fiscal 2003 and 2004, pursuant to the Commission's order in the Utility's 2002 rate case, the return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2004	2003
Benefit obligation at beginning of year	$52,508	$50,027
Service cost	3,175	2,758
Interest cost	3,202	3,661
Plan amendments	(4,323)	(4,021)
Actuarial loss	2,577	5,131
Gross benefits paid	(5,404)	(5,048)
Benefit obligation at end of year	$51,735	$52,508

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2004	2003
Fair value of plan assets at beginning of year	$ 14,254	$ 12,081
Actual return on plan assets	802	61
Employer contributions	7,324	7,160
Gross benefits paid	(5,404)	(5,048)
Fair value of plan assets at end of year	$ 16,976	$ 14,254
Funded status at end of year	$(34,759)	$(38,254)
Unrecognized net actuarial loss	18,579	16,665
Unrecognized prior service cost	(245)	(277)
Unrecognized net transition obligation	5,188	10,570
Net amount recognized at end of year as postretirement benefit cost	$(11,237)	$(11,296)

The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

The assumptions used to calculate net periodic postretirement benefit costs are as follows:

	2004	2003	2002
Weighted average discount rate	6.00%	7.25%	7.75%
Weighted average rate of future compensation increase	3.00%	4.00%	4.00%
Expected long term rate of return on plan assets	8.50%	8.50%	8.50%
Medical cost trend rate (initial)	7.00%	8.00%	5.00%
Medical cost trend rate (ultimate)	5.00%	5.00%	5.00%

The expected long term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long term assumption that generally does not change annually.

The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

	2004	2003
Weighted average discount rate	6.25%	6.00%
Weighted average rate of future compensation increase	3.25%	3.00%
Medical cost trend rate (initial)	9.00%	7.00%
Medical cost trend rate (ultimate)	5.00%	5.00%

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

(Thousands)	1% Increase	1% Decrease
Effect on net periodic benefit cost	$ 430	$ (410)
Effect on accumulated postretirement benefit obligation	1,660	(1,580)

Following are the targeted and actual plan assets by category:

	2005 Target	2004 Actual	2003 Actual
Equity Securities	60%	53%	45%
Debt Securities	40%	47%	55%
Total	100%	100%	100%

Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. Laclede Gas' investment policy seeks to maximize investment returns consistent with Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas' current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short term securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is continually rebalanced to the target allocation.

Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Benefits Paid from Qualified Trusts	Benefits Paid from Laclede Gas Funds
2005	$ 4.2	$ .4
2006	4.4	.4
2007	4.6	.4
2008	4.6	.5
2009	4.8	.5
2010 - 2014	28.2	2.4

Laclede Gas' funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal 2005 are anticipated to be $7.5 million to the qualified trusts, and $.4 million paid directly to participants from Laclede Gas funds.

Other Plans

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to approximately $2.9 million per year for fiscal years 2004, 2003 and 2002.

SM&P Utility Resources, Inc.

SM&P maintains a defined benefit plan for selected employees. The plan is a non-qualified plan and therefore has no assets held in trust. Net pension cost related to the plan was $38,000 for fiscal 2004, $62,000 for fiscal 2003, and $54,000 from the date of acquisition of SM&P through the end of fiscal 2002. The net liability recognized under the plan was $389,000 and $351,000 at September 30, 2004 and 2003, respectively.

SM&P sponsors defined contribution plans which cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. The Company provides a match of such contributions within specific limits. The cost of the defined contribution plans of SM&P amounted to $.7 million and $.6 million, respectively, for the fiscal years 2004 and 2003, and $.7 million from the date of acquisition of SM&P through the end of fiscal 2002.

3. GAS SUPPLY COST MANAGEMENT

In the 2002 rate case, the MoPSC approved a new plan applicable to the management of the Utility's gas supply commodity costs under which it may retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. Laclede Gas achieved approximately $3.5 million in pre-tax income under the plan during fiscal 2003, but did not record any income under the plan during fiscal 2004. Income recorded under the plan is included in the Regulated Gas Distribution Operating Revenues on the Statements of Consolidated Income.

4. FINANCIAL INSTRUMENTS

In the course of its business, Laclede Group's non-regulated marketing affiliate, Laclede Energy Resources, Inc. (LER), enters into fixed price commitments for the purchase or sale of natural gas. LER manages the price risk associated with these commitments by either closely matching the offsetting physical purchase or sale of natural gas at fixed prices or through the use of exchange-traded futures contracts to lock in margins. At September 30, 2004, LER's open positions were not material to Laclede Group's financial position or results of operations.

Settled and open future positions were as follows at September 30, 2004:

	Position Month	MMBtu (millions)	Average Price per MMBtu
Settled net long and short futures positions	October 2004	.68	$5.26
Open short futures positions	November 2004	.70	5.70
	December 2004	.77	6.35
	January 2005	.26	6.83
	February 2005	.14	5.90
	April 2005	1.00	6.14
	May 2005	.44	6.03
Open long futures positions	November 2004	.30	6.07
	September 2005	.14	5.05

The above futures contracts are derivative instruments and management has designated these items as cash flow hedges of forecasted transactions. The fair values of the instruments are recognized on the Consolidated Balance Sheets. The change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in Other Comprehensive Income (Loss), a component of Common Stock Equity. These amounts will reduce or be charged to Non-Regulated Gas Marketing Operating Revenues or Expenses in the Statements of Consolidated Income as the transactions occur. It is expected that approximately $2.0 million of pre-tax net unrealized losses on cash flow hedging derivative instruments at September 30, 2004 will be reclassified into the Consolidated Statement of Income during fiscal 2005. The ineffective portions of these hedge instruments were not material for the periods presented, and such amounts are charged to Non-Regulated Gas Marketing Operating Revenues or Expenses. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Consolidated Cash Flows.

5. EARNINGS PER SHARE OF COMMON STOCK

SFAS No. 128, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (EPS). Basic EPS does not include potentially dilutive securities and is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes the issuance of common shares pursuant to the Company's stock-based compensation plan at the beginning of each respective period. There were no antidilutive shares for the periods presented.

(Thousands, Except Per Share Amounts)	2004	2003	2002
Basic EPS:			
Net Income Applicable to Common Stock	$36,056	$34,585	$22,316
Weighted-Average Shares Outstanding	19,783	19,022	18,888
Earnings Per Share of Common Stock	$1.82	$1.82	$1.18
Diluted EPS:			
Net Income Applicable to Common Stock	$36,056	$34,585	$22,316
Weighted-Average Shares Outstanding	19,783	19,022	18,888
Dilutive Effect of Employee Stock Options	22	7	-
Weighted-Average Diluted Shares	19,805	19,029	18,888
Earnings Per Share of Common Stock	$1.82	$1.82	$1.18

6. COMMON STOCK AND PAID-IN CAPITAL

Total shares of common stock outstanding were 20.98 million and 19.08 million at September 30, 2004 and 2003, respectively.

In May 2004, Laclede Group issued 1.725 million shares of common stock through a public stock offering. Also in fiscal 2004, Laclede Group issued 138,213 shares of common stock under its Dividend Reinvestment Plan and 35,550 shares of common stock under its Equity Incentive Plan. Paid-in capital increased $47.6 million in 2004 as a result of these issuances.

Paid-in capital increased $3.8 million in 2003 primarily due to the issuance of 161,115 shares of common stock under the Dividend Reinvestment and Stock Purchase Plan.

On August 23, 2001, Laclede Group declared a dividend of one preferred share purchase right for each outstanding share of common stock as of October 1, 2001. Each preferred share purchase right entitles the registered holder to purchase from Laclede Group one one-hundredth of Series A junior participating preferred stock for a purchase price of $90, subject to adjustment. The value of one one-hundredth of a preferred share purchasable upon the exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one common share. The rights expire on October 1, 2011 and may be redeemed by Laclede Group for one cent each at any time before they become exercisable. The rights will not be exercisable or transferable apart from the common stock until ten business days after (i) public announcement that a person or group has acquired beneficial ownership of 20% or more of the common stock, or (ii) commencement, or announcement of an intention to make, a tender offer or exchange for beneficial ownership of 20% or more of the common stock. Following the former event, a right will entitle its holder to purchase, for the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Group may exchange each right for one one-hundredth of a preferred share. A total of 20.98 million rights were outstanding on September 30, 2004.

As of September 30, 2004, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt securities and receive paid-in capital through October 31, 2006. The remaining MoPSC authorization is $65.5 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through October 2004. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

7. REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 a share.

During 2004, 221 shares of 5% Series B preferred stock were reacquired; in 2003, 336 shares of 5% Series B preferred stock were reacquired.

Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2004 are $.1 million in 2005, and $.2 million each in 2006 through 2009.

8. LONG-TERM DEBT & LONG-TERM DEBT TO UNCONSOLIDATED AFFILIATE TRUST

Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2004 are as follows:

2005	$25 million
2006	$40 million
2007	-
2008	$40 million
2009	-

In April 2004, Laclede Gas issued $50 million of First Mortgage Bonds, 5 1/2% Series due May 1, 2019 and $100 million of First Mortgage Bonds, 6% Series due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of Laclede Gas' 8 1/2% First Mortgage Bonds in November 2004.

On December 16, 2002, Laclede Group invested $1.4 million in common securities of Laclede Capital Trust I (Trust), a wholly owned Delaware Statutory trust of Laclede Group, and the Trust issued $45 million of 7.70% Trust Preferred Securities with a liquidation value of $25 per share due December 1, 2032. These securities can be redeemed on or after December 16, 2007. All of the proceeds from the sale of the Trust Preferred Securities, along with the Trust common securities, were invested by the Trust in debentures of Laclede Group, totaling $46.4 million, with the same economic terms as the Trust Preferred Securities. Net proceeds of approximately $43.3 million from the sale of these debentures were used to repay the $42.8 million bank note obtained in January 2002 to fund the acquisition of SM&P, and for other general corporate purposes.

As of September 30, 2004, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt securities and receive paid-in capital through October 31, 2006. The remaining MoPSC authorization is $65.5 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through October 2004. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2004 and 2003, all of the retained earnings of Laclede Gas were free from such restrictions.

9. NOTES PAYABLE AND CREDIT AGREEMENTS

In September 2004, Laclede Gas renewed its syndicated line of credit for a term of five years and increased the amount of the line to $285 million from $250 million. The Utility has supplemental 364-day lines totaling $15 million through April 2005. Laclede Gas also had a seasonal credit line of $25 million for the period of October 14, 2003 through February 13, 2004.

Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2004, the Utility's short-term borrowing requirements, which peaked at $274.7 million, were met primarily by the sale of commercial paper, supplemented from time to time by draws on its seasonal credit line or short-term loans from Laclede Group. Loans from Laclede Group were no more than $12.6 million at any time. Laclede Gas had $71.4 million in commercial paper outstanding as of September 30, 2004, at a weighted average interest rate of 1.9% per annum, and $218.2 million outstanding as of September 30, 2003, at a weighted average interest rate of 1.2% per annum.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2004, total debt was 56% of total capitalization. For the fiscal year ended September 30, 2004, EBITDA was 3.82 times interest expense.

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. However, Laclede Group has a $20 million working capital line of credit obtained from U.S. Bank National Association, expiring in June 2005, to meet short-term liquidity needs of its subsidiaries. This line of credit has a covenant limiting the total debt of Laclede Gas to no more than 70% of the utility's total capitalization (this ratio stood at 56% on September 30, 2004.) This line has been used to provide letters of credit totaling $1.2 million on behalf of SM&P Utility Resources, which have not been drawn, and to provide for seasonal funding needs of the various subsidiaries from time to time. The maximum balance outstanding during fiscal year 2004 was $10.0 million, and there was no balance outstanding at September 30, 2004.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2004 and 2003 are as follows:

(Thousands)	Carrying Amount	Fair Value
2004:		
Cash and cash equivalents	$ 13,854	$ 13,854
Investment in unconsolidated affiliate trust	1,400	1,400
Short-term debt	71,380	71,380
Long-term debt, including current portion	358,936	393,735
Redeemable preferred stock, including current sinking fund requirements	1,253	1,253
Long-term debt to unconsolidated affiliate trust	46,400	49,910
2003:		
Cash and cash equivalents	$ 7,291	$ 7,291
Investment in unconsolidated affiliate trust	1,400	1,400
Short-term debt	218,200	218,200
Long-term debt, including current portion	259,625	290,780
Redeemable preferred stock	1,258	1,258
Long-term debt to unconsolidated affiliate trust	46,400	50,000

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt, preferred stock, and long-term debt to unconsolidated affiliate trust is estimated based on market prices for similar issues.

Investments in unconsolidated affiliate trust – The Company's cost method investments consist of $1.4 million in common securities of Capital Trust I, a wholly owned subsidiary trust. This investment was not evaluated for impairment because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of that investment.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss), net of income taxes, recognized in the Consolidated Balance Sheets at September 30 were as follows:

	Net Unrealized Gains (Losses) on Cash Flow Hedges	Minimum Pension Liability Adjustment	Total
Balance, September 30, 2002	$ -	$ (339)	$ (339)
Current-period change	502	(243)	259
Balance, September 30, 2003	502	(582)	(80)
Current-period change	(1,738)	211	(1,527)
Balance, September 30, 2004	$(1,236)	$ (371)	$(1,607)

12. INCOME TAXES

The net provisions for income taxes charged during the years ended September 30, 2004, 2003 and 2002 are as follows:

(Thousands) Years Ended September 30	2004	2003	2002
Included in Statements of Consolidated Income:			
Federal			
Current	$ 3,606	$ 2,166	$ 5,510
Deferred	13,062	13,741	5,069
Investment tax credit adjustments - net	(305)	(313)	(319)
State and local			
Current	89	1,074	1,071
Deferred	2,812	1,984	916
Total	$19,264	$18,652	$ 12,247

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2004	2003	2002
Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefits	3.4	3.7	3.7
Certain expenses capitalized on books and deducted on tax return	(3.1)	(2.9)	(4.4)
Taxes related to prior years	(.2)	(1.3)	1.3
Other items – net	(.3)	0.5	(0.2)
Effective income tax rate	34.8%	35.0%	35.4%

The significant items comprising the net deferred tax liability recognized in the Consolidated Balance Sheets as of September 30 are as follows:

(Thousands)	2004	2003
Deferred tax assets:		
Reserves not currently deductible	$21,508	$ 18,043
Deferred gas cost	-	1,602
Unamortized investment tax credits	3,154	3,347
Other	6,330	4,788
Total deferred tax assets	30,992	27,780
Deferred tax liabilities:		
Relating to utility property	159,326	146,854
Pension	38,904	42,500
Deferred gas cost	5,589	-
Other	15,478	11,393
Total deferred tax liabilities	219,297	200,747
Net deferred tax liability	188,305	172,967
Net deferred tax asset - current	1,321	7,631
Net deferred tax liability - non-current	$189,626	$180,598

13. OTHER INCOME AND INCOME DEDUCTIONS - NET

(Thousands)	2004	2003	2002
Non-recurring investment gains	$ 1,947	$ 816	$ -
Allowance for funds used during construction	(123)	(107)	(149)
Other income	1,507	939	978
Other income deductions	250	(598)	(151)
Other income and (income deductions) – net	$ 3,581	$ 1,050	$ 678

Laclede Gas recorded the receipt of proceeds totaling $1.9 million and $.8 million during fiscal 2004 and 2003, respectively, related to its interest, as a policy holder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the consolidated financial position or results of operations of the Company.

14. INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas and is the core business segment of Laclede Group. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Services segment includes the results of SM&P, an underground locating and marking business operating in the midwestern states, a wholly owned subsidiary of Laclede Group acquired on January 28, 2002. The Non-Regulated Gas Marketing segment includes the results of LER, a wholly owned subsidiary of Laclede Group. In 2002 LER's operations did not meet the quantitative thresholds to produce a reportable segment. Its operations are included as a reportable segment in the current period, and 2002 segment information has been reclassified. Non-Regulated Other includes the transportation of liquid propane, the sale of insurance related products, real estate development, the compression of natural gas, and financial investments in other enterprises. These operations are conducted through five wholly owned subsidiaries, plus Laclede Energy Services, Inc. (LES), a wholly owned subsidiary of Laclede Group that became operational on May 1, 2002 and was dissolved on April 14, 2003. LES performed administrative gas supply and risk management services. The dissolution of LES had no material effect on the financial position or results of operations of Laclede Group. The results of SM&P's operations since January 28, 2002 and the results of LES' operations (while active) are included in Laclede Group's Consolidated Financial Statements. Certain intersegment revenues with Laclede Gas are not eliminated in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

(Thousands)	Regulated Gas Distribution	Non-Regulated Services	Non-Regulated Gas Marketing	Non-Regulated Other	Eliminations	Consolidated
FISCAL 2004						
Revenues from external customers	$ 865,946	$ 103,885	$ 250,004	$ 3,386	$ -	$ 1,223,221
Intersegment revenues	2,959	354	20,324	3,462	-	27,099
Total operating revenues	868,905	104,239	270,328	6,848	-	1,250,320
Depreciation & amortization	22,385	-*	-	-**	-	22,385
Interest charges	25,202	3,488	75	423	(428)	28,760
Income tax expense	16,508	625	1,896	235	-	19,264
Net income applicable to common stock	32,063	650	3,021	322	-	36,056
Total assets	1,154,365	58,466	33,971	33,830	(15,337)	1,265,295
Construction expenditures	49,130	1,701	-	478	-	51,309
FISCAL 2003						
Revenues from external customers	$ 771,334	$ 99,820	$ 143,226	$ 3,984	$ -	$ 1,018,364
Intersegment revenues	3,438	348	20,635	7,624	(79)	31,966
Total operating revenues	774,772	100,168	163,861	11,608	(79)	1,050,330
Depreciation & amortization	22,229	-*	-	-**	-	22,229
Interest charges	23,921	2,995	43	335	(408)	26,886
Income tax expense/(benefit)	18,009	(1,652)	1,819	476	-	18,652
Net income/(loss) applicable to common stock	34,277	(3,262)	2,889	681	-	34,585
Total assets	1,111,503	58,640	36,655	49,396	(53,396)	1,202,798
Construction expenditures	49,926	1,179	-	7	-	51,112
FISCAL 2002						
Revenues from external customers	$ 592,097	$ 93,888	$ 55,944	$ 3,258	$ -	$ 745,187
Intersegment revenues	-	228	8,854	1,035	(65)	10,052
Total operating revenues	592,097	94,116	64,798	4,293	(65)	755,239
Depreciation & amortization	24,215	-*	-	-**	-	24,215
Interest charges	25,105	850	-	33	(179)	25,809
Income tax expense	10,740	1,077	284	146	-	12,247
Net income applicable to common stock	20,292	1,434	452	138	-	22,316
Total assets	993,490	67,195	19,210	30,226	(19,131)	1,090,990
Construction expenditures	48,765	4,228	-	6	-	52,999

* Depreciation & amortization for Non-Regulated Services is included in Non-Regulated - Services Operating Expenses on the Statements of Consolidated Income (2004, $3.5 million; 2003, $3.2 million; 2002, $1.9 million).

** Depreciation & amortization for Non-Regulated Other is included in the Non-Regulated – Other Operating Expenses on the Statements of Consolidated Income (2004, $.2 million; 2003, $.2 million; 2002, $.2 million).

In November 2002, two customers notified SM&P that, due to actions they had taken to address workforce management issues, they did not intend to continue to outsource certain functions, which included locating services provided by SM&P, after February and March 2003. One of these customers notified SM&P in January 2003 that it would continue to outsource a portion of its locating services provided by SM&P beyond that timeframe. In connection with the reduction in work from these customers, SM&P made reductions in the required levels of personnel, facilities and equipment, for which the Company recorded an after-tax charge of approximately $1.0 million, all of which was expensed during the quarter ended March 31, 2003. Revenue from these customers totaled approximately $29 million, $29 million and $45 million for fiscal years 2004, 2003 and fiscal 2002, respectively. SM&P has regained a portion of the previously withdrawn work and has gained new business with these customers. The underground facility locating industry, however, remains competitive with many contracts subject to termination on as little as 30-days' notice. Also, SM&P's customers are primarily in the utility and telecommunication sector with their workload influenced by construction trends.

15. COMMITMENTS AND CONTINGENCIES

Laclede Gas estimates fiscal year 2005 utility construction expenditures at approximately $56 million. Fiscal 2005 construction expenditures for non-regulated subsidiaries are estimated at approximately $5 million. There are no material contractual commitments at September 30, 2004 related to these estimated construction expenditures.

The lease agreement covering the general office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2004, 2003 and 2002 was $856,000, $847,000 and $838,000, respectively. The annual minimum rental payment for fiscal year 2005 is anticipated to be approximately $865,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $1.3 million in fiscal 2005, $1.1 million in fiscal 2006, $.8 million in fiscal 2007, $.5 million in fiscal 2008 and $.2 million in fiscal 2009. Laclede Gas and LER have entered into various contracts, expiring on dates through 2011, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2004 are estimated at approximately $246 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas and LER estimate that they will pay approximately $89 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.

SM&P has several operating leases, the aggregate annual cost of which is approximately $5 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees will not exceed $12 million. SM&P also has lease agreements covering general office space extending through 2008 that resulted in rental expense for fiscal years 2004, 2003 and 2002 of $.8 million, $1.2 million and $.8 million, respectively. Payments will be $.7 million in fiscal 2005, $.5 million in fiscal 2006, $.5 million in fiscal 2007, $.4 million in fiscal 2008, and $.3 million in fiscal 2009.

Laclede Group had guarantees totaling $8.5 million for performance and payment of certain wholesale gas supply purchases by Laclede Energy Resources, Inc. (the Company's non-utility marketing affiliate), as of September 30, 2004. Laclede Group issued an additional $1.5 million guarantee in October 2004 on behalf of LER.

A consolidated subsidiary is a general partner in an unconsolidated partnership, which invests in real estate partnerships. The subsidiary and third parties are jointly and severally liable for the payment of mortgage loans in the aggregate outstanding amount of approximately $2.6 million incurred in connection with various real estate ventures. Laclede Group has no reason to believe that the other principal liable parties will not be able to meet their proportionate share of these obligations. Laclede Group further believes that the asset values of the real estate properties are sufficient to support these mortgage loans.

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretations evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. Laclede Gas continues to evaluate options concerning this site, including, but not limited to, the submission of its own Remedial Action Plan (RAP) to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time, it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates. While the scope of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with federal and state regulators may not be significant, the scope of costs relative to future remedial actions regulators may require at the Shrewsbury site and to the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to costs incurred under current agreement regarding the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, and with regard to any future actions that might be required at the Shrewsbury site, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas is paying $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003, the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments were held in the Missouri Court of Appeals for the Western District on August 17, 2004. The Utility is now awaiting the court's decision. The Utility continues to believe in the merits of its position and intends, if necessary, to assert its position vigorously throughout the appellate process. However, to the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position or results of operations of the Company.

SM&P has been the subject of certain employment-related claims arising out of a practice of SM&P that predated Laclede Group's acquisition. The claims involve whether certain pre- and post-work activities and commuting time for non-supervisory field employees constitute hours worked for purposes of federal and state wage and hour laws. These claims have been asserted in various proceedings, including one "opt-in" collective action filed in March 2003 in Federal District Court for the Eastern District of Texas. As a result of a ruling on February 27, 2004, in that proceeding, approximately 3,500 present and former field employees who worked for SM&P at times since February 27, 2001, were given notice of the lawsuit and the opportunity, until June 7, 2004, to join the lawsuit and assert claims for additional overtime compensation for the three-year period immediately preceding the date that they joined the lawsuit. Of the employees to whom notice was sent, 966 joined this lawsuit within the opt-in deadline established by the court. The substantial majority of the plaintiffs are former employees. A limited number of individuals have attempted to opt-in after the court's deadline, while simultaneously, a limited number of plaintiffs have withdrawn from participation after having opted into the lawsuit. SM&P is vigorously contesting these claims, including opposition to this case ultimately proceeding as a collective action. While the results of the claims cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position and results of operations of the Company.

Laclede Group and its subsidiaries are involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

16. INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Group, the quarterly information presented below for fiscal years 2004 and 2003 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in consolidated operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands, Except Per Share Amounts) Three Months Ended	Dec. 31	March 31	June 30	Sept. 30
2004				
Total operating revenues	$332,637	$474,955	$245,060	$197,668
Operating income (loss)	31,394	38,459	13,555	(2,847)
Net income (loss) applicable to common stock	16,591	21,540	3,747	(5,822)
Earnings (loss) per share of common stock	$.87	$1.12	$.19	$(.28)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30
2003				
Total operating revenues	$280,171	$422,179	$186,595	$161,385
Operating income (loss)	29,214	42,322	9,203	(1,604)
Net income (loss) applicable to common stock	15,095	21,570	2,022	(4,102)
Earnings (loss) per share of common stock	$.80	$1.14	$.11	$(.21)

SM&P's seasonal operations (which are counter-seasonal to those of Laclede Gas), impacted the consolidated earnings per share presented by:

Quarter Ended	Fiscal 2004
December 31	$ (.05)
March 31	$ (.16)
June 30	$ .14
September 30	$ .10

Quarter Ended	Fiscal 2003
December 31	$ (.01)
March 31	$ (.22)
June 30	$ .05
September 30	$ .01

Laclede Gas Company's Financial Statements and Notes to Financial Statements are included in Exhibit 99.1.

Item 9. Changes in and Disagreements on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure with Laclede's outside auditors that are required to be disclosed.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

The information concerning directors required by this item is set forth in the Company's proxy statement dated December 21, 2004 under the headings "Corporate Governance," "Information about the Nominees and Directors," "The Board of Directors and Committees of the Board," and "Section 16(a) Beneficial Ownership Reporting Compliance" and are incorporated herein by reference.

The information concerning executive officers required by this item is reported in Part I of this Form 10-K.

The Board of Directors has approved a Financial Code of Ethics that covers the Chief Executive Officer and certain of the Company's senior financial officers, including but not limited to, the Company's Chief Financial Officer, Vice President – Finance, Controller, principal accounting officer or officers of the Company serving in a finance, accounting, treasury, or tax role. This code is posted on our website, www.thelacledegroup.com, in the Investor Services section under SEC Filings.

The corporate governance guidelines, charters for the audit, corporate governance and compensation committees, and code of business conduct, are available on our website, and a copy will be sent to any shareholder upon request.

Item 11. Executive Compensation

The information required by this item is set forth in the Company's proxy statement dated December 21, 2004 under the headings "Compensation of Directors," "Summary Compensatory Table," "Option Grants in Fiscal 2004," "Total Options Exercised in Fiscal 2004 and Year-end Value," "Long-Term Incentive Plans – Awards in Last Fiscal Year," "Pension Plan" and "Other Plans" and are incorporated herein by reference but the information under the captions "Compensation Committee Report Regarding Executive Compensation" and "Performance Graph" in such proxy statement are expressly NOT incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item is set forth in the Company's proxy statement dated December 21, 2004 under the heading "Beneficial Ownership of Laclede Group Common Stock" and is incorporated herein by reference.

The following table sets forth aggregate information regarding the Company's equity compensation plans as of September 30, 2004:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	398,750	$26.43	867,200
Equity compensation plans not approved by security holders	-	-	-
Total	398,750	$26.43	867,200

(1) Includes the Company's Equity Plan and Restricted Stock Plan for Non-Employee Directors. Included in column (a) are 4,050 shares awarded under the Restricted Stock Plan and 1,500 restricted shares awarded under the Company's Equity Incentive Plan. These shares were disregarded for purposes of computing the weighted-average exercise price in column (b). Included in column (c) are 45,950 shares remaining available to award under the Restricted Stock Plan. Shares for the Restricted Stock Plan are not original issue shares but are purchased by the Plan's trustee in the open market.

Information regarding the Equity Plan is set forth in Note 1 to the Consolidated Financial Statements in this report.

Item 13. Certain Relationships and Related Transactions

There were no transactions required to be disclosed pursuant to this item.

Item 14. Principal Accounting Fees and Services

Information required by this item is set forth in the Company's proxy statement dated December 21, 2004 under the headings "Fees of Independent Accountant" and "Policy Regarding the Approval of Independent Auditor Provision of Audit and Non-Audit Services" and are incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

2. Supplemental Schedules

Schedules not included have been omitted because they are not applicable or the required data has been included in the financial statements or notes to financial statements.

3. Exhibits

Incorporated herein by reference to Index to Exhibits, page 66.

Item 15(a)(3) See the marked exhibits in the Index to Exhibits, page 66.

(b) Incorporated herein by reference to Index to Exhibits, page 66.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LACLEDE GROUP, INC.

November 18, 2004

By /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
11/18/04	/s/ Douglas H. Yaeger Douglas H. Yaeger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
11/18/04	/s/ Barry C. Cooper Barry C. Cooper	Chief Financial Officer (Principal Financial and Accounting Officer)
11/18/04	/s/ Arnold W. Donald Arnold W. Donald	Director
11/18/04	/s/ Henry Givens, Jr. Henry Givens, Jr.	Director
11/18/04	/s/ C. Ray Holman C. Ray Holman	Director
11/18/04	/s/ Robert C. Jaudes Robert C. Jaudes	Director
11/18/04	/s/ W. Stephen Maritz W. Stephen Maritz	Director
11/18/04	/s/ William E. Nasser William E. Nasser	Director
11/18/04	/s/ Robert P. Stupp Robert P. Stupp	Director
11/18/04	/s/ Mary Ann Van Lokeren Mary Ann Van Lokeren	Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LACLEDE GAS COMPANY

November 18, 2004

By /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
11/18/04	/s/ Douglas H. Yaeger Douglas H. Yaeger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
11/18/04	/s/ Barry C. Cooper Barry C. Cooper	Director, Chief Financial Officer (Principal Financial and Accounting Officer)
11/18/04	/s/ Mark D. Waltermire Mark D. Waltermire	Director, Vice President Operations & Marketing
11/18/04	/s/ Kenneth J. Neises Kenneth J. Neises	Director, Executive Vice President Energy & Administrative Services

SCHEDULE II
THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
RESERVES
FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

COLUMN A	COLUMN B	COLUMN C				COLUMN D		COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS TO INCOME		CHARGED TO OTHER ACCOUNTS		DEDUCTIONS FROM RESERVES		BALANCE AT CLOSE OF PERIOD
				(Thousands of Dollars)				
YEAR ENDED SEPTEMBER 30, 2004:								
DOUBTFUL ACCOUNTS	$ 7,181	$12,388		$6,433	(a)	$15,640	(b)	$10,362
MISCELLANEOUS:								
Injuries and property damage	$ 7,155	$ 7,433		$ -		$ 6,308	(c)	$ 8,280
Deferred compensation	10,891	1,386		-		2,229		10,048
TOTAL	$18,046	$ 8,819		$ -		$ 8,537		$18,328
YEAR ENDED SEPTEMBER 30, 2003:								
DOUBTFUL ACCOUNTS	$ 4,532	$10,830		$5,926	(a)	$14,107	(b)	$ 7,181
MISCELLANEOUS:								
Injuries and property damage	$ 8,091	$ 6,402		$ -		$ 7,338	(c)	$ 7,155
Deferred compensation	10,429	1,735		-		1,273		10,891
TOTAL	$18,520	$ 8,137		$ -		$ 8,611		$18,046
YEAR ENDED SEPTEMBER 30, 2002:								
DOUBTFUL ACCOUNTS	$ 9,216	$ 6,640	(d)	$7,309	(a)	$18,633	(b)	$ 4,532
MISCELLANEOUS:								
Injuries and property damage	$3,423	$11,474	(d)	$ -		$ 6,806	(c)	$ 8,091
Deferred compensation	10,092	1,329		-		992		10,429
TOTAL	$13,515	$12,803		$ -		$ 7,798		$18,520

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.
(d) Includes addition of SM&P's reserve balances at January 28, 2002.

SCHEDULE II
LACLEDE GAS COMPANY
RESERVES
FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

COLUMN A	COLUMN B	COLUMN C				COLUMN D		COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS TO INCOME		CHARGED TO OTHER ACCOUNTS		DEDUCTIONS FROM RESERVES		BALANCE AT CLOSE OF PERIOD
				(Thousands of Dollars)				
YEAR ENDED SEPTEMBER 30, 2004:								
DOUBTFUL ACCOUNTS	$ 6,839	$12,310		$6,433	(a)	$15,607	(b)	$ 9,975
MISCELLANEOUS:								
Injuries and property damage	$ 3,927	$ 2,132		$ -		$ 1,733	(c)	$ 4,326
Deferred compensation	10,891	1,386		-		2,229		10,048
TOTAL	$14,818	$ 3,518		$ -		$ 3,962		$14,374
YEAR ENDED SEPTEMBER 30, 2003:								
DOUBTFUL ACCOUNTS	$ 3,718	$10,613		$5,926	(a)	$13,418	(b)	$ 6,839
MISCELLANEOUS:								
Injuries and property damage	$ 3,176	$ 3,006		$ -		$ 2,255	(c)	$ 3,927
Deferred compensation	10,429	1,735		-		1,273		10,891
TOTAL	$13,605	$ 4,741		$ -		$ 3,528		$14,818
YEAR ENDED SEPTEMBER 30, 2002:								
DOUBTFUL ACCOUNTS	$ 9,216	$ 5,827	(d)	$7,309	(a)	$18,634	(b)	$ 3,718
MISCELLANEOUS:								
Injuries and property damage	$3,423	$ 2,855	(d)	$ -		$ 3,102	(c)	$ 3,176
Deferred compensation	10,092	1,329		-		992		10,429
TOTAL	$13,515	$ 4,184		$ -		$ 4,094		$13,605

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.
(d) Includes elimination of subsidiary provision due to October 1, 2001 restructuring.

INDEX TO EXHIBITS

Exhibit No.		
2.01*	-	Agreement and Plan of Merger and Reorganization, filed as Appendix A to proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794.
3.01(i)*	-	Laclede's Restated Articles of Incorporation effective March 18, 2002; filed as exhibit 3.3 to Form 8-K filed May 29, 2002.
3.01(ii)*	-	Bylaws of Laclede effective January 18, 2002; filed as exhibit 3.4 to Laclede's Form 8-K filed May 29, 2002.
3.02(i)*	-	The Company's Articles of Incorporation, filed as Appendix B to the proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794.
3.02(ii)*	-	The Company's Bylaws as amended August 22, 2002, filed as exhibit 1 to the Company's Form 8-K filed October 4, 2002.
4.01*	-	Mortgage and Deed of Trust, dated as of February 1, 1945; filed as exhibit 7-A to registration statement No. 2-5586.
4.02*	-	Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as exhibit b-4 to registration statement No. 2-64857.
4.03*	-	Seventeenth Supplemental Indenture, dated as of May 15, 1988; filed as exhibit 28(a) to the registration statement No. 33-38413.
4.04*	-	Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on May 16, 1991 as exhibit 4.01 to Laclede's Form 8-K.
4.05*	-	Twentieth Supplemental Indenture, dated as of November 1,1992; filed on November 4, 1992 as exhibit 4.01 to Laclede's Form 8-K.
4.06*	-	Twenty-Second Supplemental Indenture dated as of November 15, 1995; filed on December 8, 1995 as exhibit 4.01 to Laclede's Form 8-K.
4.07*	-	Twenty-Third Supplemental Indenture dated as of October 15, 1997; filed on November 6, 1997 as exhibit 4.01 to Laclede's Form 8-K.
4.08*	-	Twenty-Fourth Supplemental Indenture dated as of June 1, 1999, filed on June 4, 1999 as exhibit 4.01 to Laclede's Form 8-K.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
4.09*	-	Twenty-Fifth Supplemental Indenture dated as of September 15, 2000, filed on September 27, 2000 as exhibit 4.01 to Laclede's Form 8-K.
4.11*	-	Twenty-Seventh Supplemental Indenture dated as of April 15, 2004, filed on April 28, 2004 as exhibit 4.01 to Laclede's Form 8-K.
4.12*	-	Twenty-Eighth Supplemental Indenture dated as of April 15, 2004, filed on April 28, 2004 as exhibit 4.02 to Laclede's Form 8-K.
4.13*	-	Certificate of Trust of Laclede Capital Trust I, dated April 4, 2002, filed as exhibit 4.3 to the Company's registration statement on Form S-3 (No. 333-86722).
4.14*	-	Declaration of Trust of Laclede Capital Trust I, dated April 4, 2002, filed as exhibit 4.4 to the Company's registration statement on Form S-3 (No. 333-86722).
4.15*	-	Amended and Restated Declaration of Trust dated December 16, 2002, filed as exhibit 1 to Company's Form 8-K dated December 16, 2002.
4.16*	-	Common Securities Guarantee Agreement dated December 16, 2002, filed as exhibit 2 to Company's Form 8-K dated December 16, 2002.
4.17*	-	Preferred Securities Guarantee Agreement dated December 16, 2002, filed as exhibit 3 to Company's Form 8-K dated December 16, 2002.
4.18*	-	Indenture for Subordinated Debt Securities dated December 16, 2002, filed as exhibit 4 to Company's Form 8-K dated December 16, 2002.
4.19*	-	First Supplemental Indenture dated December 16, 2002, filed as exhibit 5 to Company's Form 8-K dated December 16, 2002.
4.20*	-	Laclede Gas Company Board of Directors' Resolution dated August 28, 1986 which generally provides that the Board may delegate its authority in the adoption of certain employee benefit plan amendments to certain designated Executive Officers; filed as exhibit 4.12 to Laclede's 1991 10-K.
4.20a	-	Company Board of Directors' Resolutions dated March 27, 2003, updating authority delegated pursuant to August 28, 1986 Laclede Gas Company resolutions.
4.21*	-	Rights Agreement dated as of April 3, 1996; filed on April 3, 1996 as exhibit 1 to Laclede's Form 8-A.
4.22*	-	Rights Agreement dated as of October 1, 2001; filed as exhibit 4 to the Company's Form 8-A on September 6, 2001.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.	
10.01* -	**Laclede Incentive Compensation Plan, as amended; filed as exhibit 10.03 to Laclede's 1989 10-K.**
10.01a* -	**Amendment adopted by the Board of Directors on July 26, 1990 to the Incentive Compensation Plan; filed as exhibit 10.02a to Laclede's 1990 10-K.**
10.01b* -	**Amendments adopted by the Board of Directors on August 23, 1990 to the Incentive Compensation Plan; filed as exhibit 10.02b to Laclede's 1990 10-K.**
10.01c* -	**Amendments to Laclede's Incentive Compensation Plan, effective January 26, 1995; filed as exhibit 10.3 to Laclede's 10-Q for the fiscal quarter ended March 31, 1995.**
10.02* -	**Senior Officers' Life Insurance Program of Laclede, as amended; filed as exhibit 10.03 to Laclede's 1990 10-K.**
10.02a* -	**Certified copy of resolutions of Laclede's Board of Directors adopted on June 27, 1991 amending the Senior Officers' Life Insurance Program; filed as exhibit 10.01 to Laclede's 10-Q for the fiscal quarter ended June 30, 1991.**
10.02b* -	**Certified copy of resolutions of Laclede's Board of Directors adopted on January 28, 1993 amending the Senior Officers' Life Insurance Program; filed as exhibit 10.03 to Laclede's 10-Q for the fiscal quarter ended March 31, 1993.**
10.03* -	**Laclede Gas Company Supplemental Retirement Benefit Plan, as amended and restated effective July 25, 1991; filed as exhibit 10.05 to Laclede's 1991 10-K.**
10.04* -	Transportation Service Agreement For Rate Schedule FSS, Contract #3147 between Mississippi River Transmission Corporation ("MRT") and Laclede effective May 1, 2002; filed as exhibit 10.1 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.04a* -	Transportation Service Agreement for Rate Schedule FTS, Contract #3310 between Laclede and MRT effective May 1, 2002; filed as exhibit 10.2 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.04b* -	Transportation Service Agreement for Rate Schedule FTS, Contract #3311, between Laclede and MRT effective May 1, 2002; filed as exhibit 10.3 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.	
10.05* -	**Amendment and Restatement of Retirement Plan for Non-Employee Directors as of November 1, 2002; filed as exhibit 10.08c to the Company's 10-K for the fiscal year ended September 30, 2002.**
10.05a* -	**Amendment to Terms of Retirement Plan for Non-Employee Directors as of October 1, 2004; filed as exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2004.**
10.08* -	**Salient Features of the Laclede Gas Company Deferred Income Plan for Directors and Selected Executives, including amendments adopted by the Board of Directors on July 26, 1990; filed as exhibit 10.12 to the Laclede's 1991 10-K.**
10.08a* -	**Amendment to Laclede's Deferred Income Plan for Directors and Selected Executives, adopted by the Board of Directors on August 27, 1992; filed as exhibit 10.12a to Laclede's 1992 10-K.**
10.09* -	**Form of Indemnification Agreement between Laclede and its Directors and Officers; filed as exhibit 10.13 to Laclede's 1990 10-K.**
10.10* -	**Laclede Gas Company Management Continuity Protection Plan, as amended, effective at the close of business on January 27, 1994, by the Board of Directors; filed as exhibit 10.1 to Laclede's 10-Q for the fiscal quarter ended March 31, 1994.**
10.11* -	**2002 Restricted Stock Plan for Non-Employee Directors as of November 1, 2002; filed as exhibit 10.12d to the Company's Form 10-K for the fiscal year ended September 30, 2002.**
10.11a* -	**Amendment to the 2002 Restricted Stock Plan for Non-Employee Directors as of October 1, 2004; filed as exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2004.**
10.12* -	**Salient Features of the Laclede Gas Company Deferred Income Plan II for Directors and Selected Executives adopted by the Board of Directors on September 23, 1993; filed as exhibit 10.17 to Laclede's 1993 10-K.**

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
10.13*	-	Revolving Credit Agreement between the Company and U.S. Bank National Association dated June 13, 2002; filed as exhibit 10.4 to the Company's 10-Q for the quarter ended June 30, 2002.
10.13a*	-	April 16, 2003 First Amendment to Revolving Credit Agreement between The Laclede Group, Inc. and U. S. Bank; filed as exhibit 10.4 to the Company's Form 10-Q for the quarter ended June 30, 2003.
10.13b*	-	June 12, 2003 Second Amendment to Revolving Credit Agreement between The Laclede Group, Inc. and U. S. Bank; filed as exhibit 10.5 to the Company's Form 10-Q for the quarter ended June 30, 2003.
10.13c*	-	June 11, 2004 Third Amendment to Revolving Credit Agreement between The Laclede Group, Inc. and U.S. Bank; filed as exhibit 10.1 to The Company's Form 10-Q for the quarter ended June 30, 2004.
10.14*	-	Amendment Restated Loan Agreement dated September 10, 2004 for Laclede with U. S. Bank National Association as administrative agent and lead arranger, Bank Hapoalim B. M., as syndication agent, and Southwest Bank of St. Louis as documentation agent; filed as exhibit 10.1 on Form 8-K filed on September 13, 2004.
10.15*	**-**	**The Laclede Group, Inc. Management Bonus Plan; filed as exhibit 10.20 to the Company's Form 10-K for the year ended September 30, 2002.**
10.16*	-	Stock Purchase Agreement between NiSource Inc. and The Laclede Group, Inc.; filed as exhibit 10.21 to the Company's Form 10-K for the year ended September 30, 2002.
10.17*	**-**	**The Laclede Group, Inc. 2002 Equity Incentive Plan; filed as exhibit 10.22 to the Company's Form 10-K for the year ended September 30, 2002.**
10.17c*	**-**	**Form of Non-Qualified Stock Option Award Agreement with Mandatory Retirement Provisions for November 2004 awards, filed as Exhibit 10.1 to the Company's Form 8-K filed November 5, 2004.**
10.17d*	**-**	**Form of Non-Qualified Stock Option Award Agreement without Mandatory Retirement Provisions for November 2004 awards, filed as Exhibit 10.2 to the Company's Form 8-K filed November 5, 2004.**
10.18*	-	Lease between Laclede Gas Company, as Lessee and First National Bank in St. Louis, Trustee, as Lessor; filed as exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2002.
12	-	Ratio of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23	-	Consent of Independent Registered Public Accounting Firm.
31	-	Certificates under Rule 13a-14(a) of the CEO and CFO of The Laclede Group, Inc. and Laclede Gas Company.

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
32	-	Section 1350 Certifications under Rule 13a-14(b) of the CEO and CFO of The Laclede Group, Inc. and Laclede Gas Company.
99.1	-	Laclede Gas Company – Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to Financial Statements, Management Report, and Report of Independent Registered Public Accounting Firm.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

Exhibit 31

CERTIFICATION

I, Douglas H. Yaeger, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) THIS PARAGRAPH INTENTIONALLY OMITTED AS PERMITTED IN RELEASE NO. 34-47986.

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 17, 2004

Signature: /s/ Douglas H. Yaeger

Douglas H. Yaeger
Chairman of the Board,
President and Chief
Executive Officer

CERTIFICATION

I, Barry C. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) THIS PARAGRAPH INTENTIONALLY OMITTED AS PERMITTED IN RELEASE NO. 34-47986.

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 17, 2004

Signature: /s/ Barry C. Cooper

Barry C. Cooper
Chief Financial Officer

Exhibit 32

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Douglas H. Yaeger, Chairman of the Board, President and Chief Executive Officer of The Laclede Group, Inc., hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2004 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: November 17, 2004

/s/ Douglas H. Yaeger
Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Barry C. Cooper, Chief Financial Officer of The Laclede Group, Inc. hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2004 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: November 17, 2004

/s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

SHAREHOLDER INFORMATION

ANNUAL MEETING The annual meeting of shareholders of The Laclede Group will be held at Marriott's Pavilion Hotel, One Broadway, St. Louis, Missouri, 10 a.m. Thursday, January 27, 2005. In connection with this meeting, proxies will be solicited by the management of the Company. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed on or about December 21, 2004 to shareholders of record on December 1, 2004.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for The Laclede Group's common stock and Laclede Gas Company's preferred stock, series B and C, is:

UMB Bank National Association
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

$1 Par Common Stock "LG" listed on New York Stock Exchange

EXECUTIVE OFFICES

720 Olive Street
St. Louis, Missouri 63101
Telephone: (314) 342-0500

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company's Dividend Reinvestment and Stock Purchase Plan provides common shareholders the opportunity to purchase additional common stock by automatically reinvesting dividends and by making additional cash payments. Shareholders who are interested in obtaining more information, including an enrollment card, may write or call:

UMB Bank National Association
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

PUBLIC INFORMATION AND SEC FILINGS

Please visit our website, www.thelacledegroup.com, for our latest news and filings.

We make available all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. Also available as exhibit 99.1 to our Forms 10-K and 10-Q are Laclede Gas Company's separate financial statements. To access these filings, go the Company's website and click on "Investor Services," then click on "SEC Filings."

Otherwise, you can obtain public information, including SEC filings and annual reports, by writing:

The Laclede Group, Inc.
Corporate Secretary's Office
720 Olive Street
St. Louis, Missouri 63101

COMMON STOCK MARKET AND DIVIDEND INFORMATION NYSE: LG

	PRICE RANGE		DIVIDENDS
FISCAL 2004	(high)	(low)	DECLARED
1st Quarter	30.00	27.20	$.33½
2nd Quarter	31.87	28.26	$.34
3rd Quarter	31.35	26.05	$.34
4th Quarter	29.35	26.31	$.34
FISCAL 2003			
1st Quarter	24.84	21.79	$.33½
2nd Quarter	24.90	21.85	$.33½
3rd Quarter	27.75	23.10	$.33½
4th Quarter	28.70	24.85	$.33½

The Laclede Group

[illegible] OLIVE STREET
ST. LOUIS, MISSOURI 63101
[illegible]LACLEDEGROUP.COM